6/19

07024597

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC MMC Norilsk Nickel

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

FILE NO. 82- 04870

FISCAL YEAR 12-31-06

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT: 6/20/07

082-04220

OJSC MMC

~~Mining and Metallurgical Company~~ Norilsk Nickel

ARS
12-31-06

Consolidated financial statements
for the year ended 31 December 2006

INDEX

STATEMENT OF MANAGEMENT'S RESPONSIBILITIES FOR THE PREPARATION AND APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006

The following statement, which should be read in conjunction with the independent auditors' responsibilities stated in the independent auditors' report set out on pages 2 and 3, is made with a view to distinguishing the respective responsibilities of management and those of the independent auditors in relation to the consolidated financial statements of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" and its subsidiaries (the "Group").

Management is responsible for the preparation of consolidated financial statements that present fairly the consolidated financial position of the Group at 31 December 2006, the results of its operations, cash flows and changes in equity for the year then ended, in accordance with International Financial Reporting Standards ("IFRS").

In preparing the consolidated financial statements, management is responsible for:

- selecting suitable accounting policies and applying them consistently;
- making judgments and estimates that are reasonable and prudent;
- stating whether IFRS have been followed, subject to any material departures disclosed and explained in the consolidated financial statements; and
- preparing the consolidated financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

Management, within its competencies, is also responsible for:

- designing, implementing and maintaining an effective system of internal controls throughout the Group;
- maintaining statutory accounting records in compliance with local legislation and accounting standards in the respective jurisdictions in which the Group operates;
- taking steps to safeguard the assets of the Group; and
- detecting and preventing fraud and other irregularities.

The consolidated financial statements for the year ended 31 December 2006 were approved on 4 June 2007 by:

D. S. Morozov
General Director

I. A. Komarov
Deputy General Director

Moscow
4 June 2007

Deloitte.

ZAO Deloitte & Touche CIS
Business Center "Mokhovaya"
4/7 Vozdvizhenka St., Bldg. 2
Moscow, 125009
Russia

Tel: +7 (495) 787 0600
Fax: +7 (495) 787 0601
www.deloitte.ru

INDEPENDENT AUDITORS' REPORT

To the shareholders of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel":

We have audited the accompanying consolidated financial statements of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" and its subsidiaries (the "Group"), which comprise the consolidated balance sheet as at 31 December 2006, and the consolidated statements of income, cash flows and changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of accompanying consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Group's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2006, and the results of its consolidated financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Deloitte & Touche

Moscow
4 June 2007

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2006
US Dollars million

	Notes	2006	2005
Metal sales	6	**11,550**	**7,169**
Cost of metal sales	7	(3,158)	(2,994)
Gross profit on metal sales		**8,392**	**4,175**
Selling, general and administrative expenses	13	(1,090)	(841)
Other net operating expenses	14	(278)	(156)
Operating profit		**7,024**	**3,178**
Finance costs	15	(21)	(121)
Net (loss)/income from investments	16	(226)	59
Profit before income tax		**6,777**	**3,116**
Income tax	17	(1,805)	(838)
Profit for the year from continuing operations		**4,972**	**2,278**
Profit for the year from discontinued operation	42	993	74
Profit for the year		**5,965**	**2,352**
Attributable to:			
Shareholders of the parent company		5,989	2,355
Minority interest		(24)	(3)
		5,965	**2,352**

EARNINGS PER SHARE

	Notes	2006	2005
Weighted average number of ordinary shares in issue during the year	27	188,767,177	201,242,833
Basic and diluted earnings per share from continuing and discontinued operations attributable to shareholders of the parent company (US Dollars)		31.7	11.7
Basic and diluted earnings per share from continuing operations attributable to shareholders of the parent company (US Dollars)		26.5	11.3

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2006
US Dollars million

	Notes	2006	2005
ASSETS			
Non-current assets			
Property, plant and equipment	18	8,134	7,145
Intangible assets	19	73	44
Investments in associates	20	208	95
Investments in securities and other financial assets	21	2,615	690
Other non-current assets	22	44	94
Non-current assets of disposal group	42	-	1,109
		11,074	**9,177**
Current assets			
Inventories	23	1,471	1,301
Trade and other receivables	24	745	440
Other current assets	25	707	567
Investments in securities and other financial assets	21	104	134
Cash and cash equivalents	26	2,178	922
Current assets of disposal group	42	-	2,189
		5,205	**5,553**
TOTAL ASSETS		**16,279**	**14,730**
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	27	8	9
Share premium		611	695
Treasury shares	27	(999)	(1,457)
Investments revaluation reserve		997	690
Hedging reserve		(15)	-
Translation reserve		1,580	748
Retained earnings		10,635	10,378
Equity attributable to shareholders of the parent company		**12,817**	**11,063**
Minority interest		319	334
		13,136	**11,397**
Non-current liabilities			
Long-term borrowings	28	632	635
Employee benefit obligations	29	57	56
Environmental obligations	30	322	269
Deferred tax liabilities	31	881	543
Non-current liabilities of disposal group	42	-	236
		1,892	**1,739**
Current liabilities			
Short-term borrowings	32	158	357
Current portion of employee benefit obligations	29	259	212
Trade and other payables	33	421	300
Taxes payable	34	393	187
Derivative financial liabilities		15	-
Dividends payable		5	301
Current liabilities of disposal group	42	-	237
		1,251	**1,594**
TOTAL EQUITY AND LIABILITIES		**16,279**	**14,730**

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2006
US Dollars million

	2006	2005
Cash flows from operating activities		
Profit for the year	**5,965**	**2,352**
Adjustments for[1]:		
Income tax	1,817	889
Amortisation and depreciation	586	585
Interest expense	88	110
Impairment of property, plant and equipment	87	21
Loss on disposal of property, plant and equipment	21	33
Change in allowance for promissory notes and loans advanced	83	4
Impairment of investments in associates	36	-
Interest income	(79)	(43)
Foreign exchange (gain)/loss	(32)	21
Gain on disposal of investments	(733)	-
Gain on disposal of associates	(117)	-
Other	(13)	4
Operating profit before working capital changes	**7,709**	**3,976**
(Increase)/decrease in inventories	(73)	37
Increase in trade and other receivables	(218)	(38)
Increase in value added tax recoverable and other current assets	(62)	(11)
Increase in trade and other payables	82	37
Increase/(decrease) in employee benefit obligations	15	(21)
Decrease in taxes payable	(17)	(39)
Cash flows from operations	**7,436**	**3,941**
Interest paid	(63)	(84)
Income tax paid	(1,726)	(896)
Net cash generated from operating activities	**5,647**	**2,961**
Cash flows from investing activities		
Acquisition of subsidiaries, net of cash acquired	(269)	(175)
Purchase of property, plant and equipment	(743)	(773)
Purchase of intangible assets	(27)	(15)
Proceeds from sale of property, plant and equipment	46	39
Acquisition of associates	(151)	-
Proceeds from disposal of associates	156	-
Purchase of securities and other financial assets	(865)	(637)
Proceeds from sale of securities and other financial assets	2,231	134
Net cash generated from/(used in) investing activities	**378**	**(1,427)**

[1] Adjustments are presented for continuing and discontinued operations on a combined basis

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2006 (CONTINUED)

US Dollars million

	2006	2005
Cash flows from financing activities		
Proceeds from short-term borrowings	573	1,877
Repayments of short-term borrowings	(1,055)	(1,792)
Proceeds from long-term borrowings	-	112
Repayments of long-term borrowings	(11)	(412)
Proceeds from increase in share capital of a special purpose entity	28	-
Buy back of issued shares	(999)	(1,457)
Cash distributed to shareholders on disposal of Polyus Group	(2,366)	-
Dividends paid	(1,079)	(201)
Net cash used in financing activities	**(4,909)**	**(1,873)**
Net increase/(decrease) in cash and cash equivalents	**1,116**	**(339)**
Cash and cash equivalents at beginning of the year	**922**	**1,325**
Effect of translation to presentation currency	140	(36)
Cash and cash equivalents of disposal group	-	(28)
Cash and cash equivalents at end of the year	**2,178**	**922**

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2006
US Dollars million

		Equity attributable to shareholders of the parent company									
	Notes	Share capital	Share premium	Treasury shares	Investments revaluation reserve	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interest	Total equity
Balance at 31 December 2004		**9**	**683**	-	**(54)**	-	**1,124**	**8,515**	**10,277**	**366**	**10,643**
Profit for the year		-	-	-	-	-	-	2,355	**2,355**	(3)	**2,352**
Dividends	35	-	-	-	-	-	-	(492)	**(492)**	-	**(492)**
Buy back of issued shares		-	-	(1,457)	-	-	-	-	**(1,457)**	-	**(1,457)**
Issuance of ordinary shares from treasury shares		-	12	-	-	-	-	-	**12**	(12)	-
Increase in fair value of available-for-sale investments		-	-	-	744	-	-	-	**744**	-	**744**
Net decrease in minority interest due to increase of Group's share in subsidiaries		-	-	-	-	-	-	-	-	(15)	**(15)**
Translation of foreign operations		-	-	-	-	-	12	-	**12**	-	**12**
Effect of translation to presentation currency		-	-	-	-	-	(388)	-	**(388)**	(2)	**(390)**
Balance at 31 December 2005		**9**	**695**	**(1,457)**	**690**	-	**748**	**10,378**	**11,063**	**334**	**11,397**
Profit for the year		-	-	-	-	-	-	5,989	**5,989**	(24)	**5,965**
Dividends	35	-	-	-	-	-	-	(772)	**(772)**	-	**(772)**
Buy back of issued shares		-	-	(999)	-	-	-	-	**(999)**	-	**(999)**
Cancellation of treasury shares		(1)	(86)	1,457	-	-	(15)	(1,355)	-	-	-
Issuance of ordinary shares from treasury shares		-	2	-	-	-	-	-	**2**	(2)	-
Increase in fair value of available-for-sale investments		-	-	-	920	-	-	-	**920**	-	**920**
Realised gain on disposal of available-for-sale investments		-	-	-	(613)	-	(7)	7	**(613)**	-	**(613)**
Contribution to share capital of a special purpose entity		-	-	-	-	-	-	(17)	**(17)**	17	-
Net assets distributed to shareholders on disposal of Polyus Group	42	-	-	-	-	-	(103)	(3,595)	**(3,698)**	(31)	**(3,729)**
Loss on cash flow hedge		-	-	-	-	(15)	-	-	**(15)**	(7)	**(22)**
Translation of foreign operations		-	-	-	-	-	(55)	-	**(55)**	-	**(55)**
Effect of translation to presentation currency		-	-	-	-	-	1,012	-	**1,012**	32	**1,044**
Balance at 31 December 2006		**8**	**611**	**(999)**	**997**	**(15)**	**1,580**	**10,635**	**12,817**	**319**	**13,136**

1. GENERAL

Organisation

Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" (the "Company" or "MMC Norilsk Nickel") was incorporated in the Russian Federation on 4 July 1997. The principal activities of the Company and its subsidiaries (the "Group" or "Norilsk Group") are exploration, extraction, production and sale of base and precious metals. Further details regarding the nature of the business and structure of the Group are presented in note 44.

Major production facilities of the Group are located in Taimyr and Kola Peninsulas of the Russian Federation and in Columbus, Montana, USA. The registered office of the Company is located at 22, Voznesensky pereulok, Moscow, Russian Federation.

Shareholding structure of the Group is as follows:

	31 December 2006		31 December 2005	
Shareholders	**Number of shares**	**% held**	**Number of shares**	**% held**
CJSC "ING Bank (Eurasia)" (nominee)	80,209,132	44.21%	82,521,332	43.73%
OJSC AKB "Rosbank" (nominee)	46,386,181	25.57%	12,871,010	6.82%
CJSC "Depository Clearing Company"	12,547,555	6.92%	6,263,470	2.93%
Non-profit Partnership "National Depository Centre"	10,713,585	5.91%	7,407,439	3.46%
Dimosenco Holdings Co. Limited	6,920,313	3.81%	24,123,671	12.78%
Pharanco Holdings Co. Limited	6,920,313	3.81%	24,123,671	12.78%
Other, less than 5%	17,720,834	9.77%	31,396,328	17.50%
Total	**181,417,913**	**100.00%**	**188,706,921**	**100.00%**

The principal beneficial shareholders of the Group are Mr. Vladimir O. Potanin and Mr. Mikhail D. Prokhorov.

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS include standards and interpretations approved by the International Accounting Standards Board ("IASB"), including International Accounting Standards ("IAS") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

Basis of presentation

The entities of the Group maintain their accounting records in accordance with the laws, accounting and reporting regulations of the jurisdictions in which they are incorporated and registered. Accounting principles in these jurisdictions may differ substantially from those generally accepted under IFRS. Accordingly, financial statements of individual entities of the Group have been adjusted to ensure that the consolidated financial statements are presented in accordance with IFRS.

The consolidated financial statements of the Group are prepared on the historical cost basis, except for:

- fair value of subsidiaries acquired, in accordance with IFRS 3 "Business Combinations";
- mark-to-market valuation of by-products, in accordance with IAS 2 "Inventories"; and
- mark-to-market valuation of financial instruments, in accordance with IAS 39 "Financial Instruments: Recognition and Measurement".

Adoption of new and revised IFRS

In the current year, the Group has adopted all of the new and revised standards and interpretations that are relevant to its operations. The adoption of these new and revised standards and interpretations has not resulted in significant changes to the Group's accounting policies.

New accounting pronouncements

The following new or revised standards and interpretations issued by IASB and IFRIC have been issued at the date of authorisation of the Group's consolidated financial statements for the year ended 31 December 2006 that are mandatory for adoption in the accounting periods beginning on or after 1 January 2007:

- Amendment to IAS 1 "Capital Disclosures"
- Amendment to IAS 23 "Required Capitalisation of Borrowing Costs"
- IFRS 7 "Financial Instruments: Disclosures"
- IFRS 8 "Operating Segments"
- IFRIC 7 "Applying the Restatement Approach under IAS 29 "Financial Reporting in Hyperinflationary Economies"
- IFRIC 8 "Scope of IFRS 2"
- IFRIC 9 "Reassessment of Embedded Derivatives"
- IFRIC 10 "Interim Financial Reporting and Impairment"
- IFRIC 11 "IFRS 2: Group and Treasury Share Transactions"
- IFRIC 12 "Service Concession Arrangements"

The impact of adoption of these standards and interpretations in the preparation of the consolidated financial statements in future periods is currently being assessed by management. No material effect on the Group's accounting policies is anticipated, however, adoption of IFRS 7 "Financial Instrument: Disclosures" will require more comprehensive disclosure of the Group's financial instruments.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

Subsidiaries

The consolidated financial statements incorporate financial statements of the Company and its subsidiaries, from the date that control effectively commenced until the date that control effectively ceased. Control is achieved where the Company has power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The assets and liabilities of all subsidiaries are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's share of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interest of the parent company, except to the extent that the minority has binding obligations and is able to make an additional investment to cover the losses.

The financial statements of subsidiaries are prepared for the same reporting period as those of the parent company; where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used by them into line with those of the Group.

All intra-group balances, transactions and any unrealised profits or losses arising from intra-group transactions are eliminated on consolidation.

Associates

An associate is an entity over which the Group exercises significant influence, but not control, through participation in financing and operating policy decisions, in which it normally owns between 20% and 50% of the voting equity. Associates are equity accounted for from the date significant influence commenced until the date that significant influence effectively ceased.

The results of associates are equity accounted for based on their most recent financial statements. Any losses of associates are recorded in the consolidated financial statements until the investment in such associates is written down to nil value. Thereafter losses are only accounted for to the extent that the Group is committed to providing financial support to such associates.

The carrying value of investments in associates represents the cost of each investment, including goodwill, the share of post-acquisition retained earnings and any other movements in reserves. The carrying value of investments in associates is reviewed on a regular basis and if any impairment in value has occurred, it is written down in the period in which these circumstances are identified.

Profits and losses resulting from transactions with associates are eliminated to the extent of the Group's interest in these associates.

Special purpose entities

Special purpose entities ("SPE") are those undertakings that are created to satisfy specific business needs of the Group and the Group has the right to the majority of the benefits of the SPE, or is exposed to risks associated with activities of the SPE.

SPEs are consolidated in the same manner as subsidiaries when the substance of the relationship indicates that the SPE is controlled by the Group.

Accounting for acquisitions

Where an investment in a subsidiary or an associate is made, any excess of the purchase consideration over the fair value of the identifiable assets, liabilities, contingent liabilities and attributable ore reserves at the date of acquisition is recognised as goodwill. Goodwill in respect of mining subsidiaries, which represents mineral resources, is amortised on a systematic basis to recognise the depletion of the resources over the life of mine.

Goodwill in respect of non-mining subsidiaries is disclosed as an intangible asset and goodwill relating to associates is included within the carrying value of the investment in associates.

Goodwill is reviewed for impairment at least annually and if an impairment has occurred, it is recognised in the income statement during the period in which the circumstances are identified and is not subsequently reversed.

On disposal of a subsidiary or an associate the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Where an investment in a subsidiary or an associate is made, any excess of the Group's share in the fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is recognised in the income statement immediately.

Functional and presentation currency

The individual financial statements of each group entity are presented in its functional currency.

It was determined that Russian Rouble ("RUR") is the functional currency of the Company and all foreign subsidiaries of the Group, except for Stillwater Mining Company. Stillwater Mining Company has a significant degree of autonomy and uses the functional currency of the economy in which it operates, US Dollar ("USD" or "US Dollar").

The presentation currency of the consolidated financial statements is the United States of America Dollar. Using USD as a presentation currency is common practice for global mining companies. In addition, USD is a more relevant presentation currency for international users of the consolidated financial statements of the Group.

The translation into presentation currency is made as follows:

- all assets and liabilities, both monetary and non-monetary, are translated at closing exchange rates at the dates of each balance sheet presented;
- all income and expenses in each income statement are translated at the average exchange rates for the periods presented; and
- all resulting exchange differences are recognised as a separate component in equity.

The RUR is not a freely convertible currency outside the Russian Federation and, accordingly, any translation of RUR denominated assets and liabilities into USD for the purpose of these consolidated financial statements does not imply that the Group could or will in the future realise or settle in USD the translated values of these assets and liabilities.

Exchange rates were as follows (RUR to 1 US Dollar):

	2006	2005
31 December	26.3311	28.7825
Average for the year	27.1852	28.2864

Foreign currency transactions

Transactions in currencies other than the entity's functional currency (foreign currencies) are recorded at the exchange rates prevailing on the dates of the transactions. At each balance sheet date monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the balance sheet date. Non-monetary items carried at historical cost are translated at the exchange rate prevailing on the date of transaction. Non-monetary items carried at fair value are translated at the exchange rate prevailing on the date on which the most recent fair value was determined. Exchange differences arising from changes in exchange rates are recognised in the income statement.

Property, plant and equipment

Mining assets

Mining assets are recorded at cost less accumulated amortisation and accumulated impairment losses. Mining assets include the cost of acquiring and developing mining properties, pre-production expenditure, mine infrastructure, mineral rights and mining and exploration licenses and the present value of future decommissioning costs. Amortisation of mining assets is charged from the date on which a new mine reaches commercial production quantities and is included in the cost of production.

Mineral rights, mineral resources and ore reserves

Mineral rights, mineral resources and ore reserves are recorded as assets when acquired as part of a business combination and are then amortised on a straight-line basis over the life of mine, which is based on estimated proven and probable ore reserves. Estimated proven and probable ore reserves reflect the economically recoverable quantities which can be legally recovered in the future from known mineral deposits.

Mine development costs

Mine development costs are recorded as capital construction-in-progress and transferred to mining property, plant and equipment when a new mine reaches commercial production quantities.

Capitalised mine development costs include expenditures incurred in:

- acquiring mineral rights and mining and exploration licenses;
- developing new mining operations;
- defining further mineralisation in existing ore bodies; and
- expanding the capacity of a mine.

Mine development costs include interest capitalised during the construction period, when financed by borrowings, and the present value of future decommissioning costs.

Mine development costs are amortised on a straight-line basis over the lives of mines varying from 7 to 40 years.

Mine infrastructure

Processing plant and equipment are recorded at cost and amortised on a straight-line basis over the lesser of their economic useful lives or the life of mine, varying from 5 to 40 years.

Non-mining assets

Non-mining assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the economic useful lives of these assets at the following annual rates:

- buildings and equipment 2% to 10%;
- motor vehicles 9% to 25%;
- office equipment 10% to 20%.

Leased assets

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets subject to finance leases are capitalised as property, plant and equipment at the lower of fair value or present value of future minimum lease payments at the date of acquisition, with the related lease obligation recognised at the same value. Assets held under finance leases are depreciated over their estimated economic useful lives or over the term of the lease, if shorter. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is useful life of the asset.

Finance lease payments are allocated using the effective interest rate method, between the lease finance cost, which is included in finance costs; and the capital repayment, which reduces the related lease obligation to the lessor.

Capital construction-in-progress

Capital construction-in-progress comprises costs directly related to mine development, construction of buildings, infrastructure, processing plant, machinery and equipment. Cost also includes finance charges capitalised during the development and construction periods where such costs are financed by borrowings. Amortisation or depreciation of these assets commences when the assets are put into production.

Intangible assets, excluding goodwill

Intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses. Intangible assets mainly include software, patents and licenses. Amortisation is charged on a straight-line basis over the economic useful lives of these assets at the following annual rates:

- software 33% to 50%;
- patents and licenses 5% to 50%.

Impairment of tangible and intangible assets, excluding goodwill

An impairment review of tangible and intangible assets is carried out when there is an indication that those assets have suffered an impairment loss by comparing the carrying amount of the assets to their respective recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less cost to sell and value in use. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the income statement immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the original carrying amount that would have been determined had no impairment loss been recognised in prior periods.

A reversal of an impairment loss is recognised in the income statement immediately, unless the relevant asset is carried at revalued amount, in which case the reversal of the impairment loss is treated as revaluation increase.

Research and exploration expenditure

Research and exploration expenditure, including geophysical, topographical, geological and similar types of expenditure, is expensed in the period in which it is incurred, unless it is deemed that such expenditure will lead to an economically viable capital project. In this case the expenditure is capitalised and amortised over the life of mine, when a mine reaches commercial production quantities.

Research and exploration expenditure written-off before development and construction starts is not subsequently capitalised, even if a commercial discovery subsequently occurs.

Inventories

Refined metals

Joint products, i.e. nickel, copper, palladium, platinum and gold, are measured at the lower of net cost of production on the average basis, or net realisable value. The net cost of production per unit of a joint product is determined by dividing total production cost, less net revenue from sales of by-products and valuation of by-product inventories on hand, allocated in the ratio of the contribution of these joint products to total relative sales value, by the saleable mine output of a joint product.

Production costs include on-mine and concentrating costs, smelting costs, treatment and refining costs, other cash costs and amortisation and depreciation of operating assets.

By-products, i.e. cobalt, ruthenium, rhodium, iridium, silver and other minor metals, are measured at net realisable value, through a mark-to-market valuation.

Work-in-process

Work-in-process is valued at the net unit cost of production based on the percentage of completion method.

Stores and materials

Stores and materials consist of consumable stores and are valued at the weighted average cost less allowance for obsolete and slow-moving items.

Financial instruments

Financial instruments recognised on the Group's balance sheet include investments, trade and other receivables, borrowings, trade and other payables and derivative financial instruments. Financial instruments are initially measured at cost, including transaction costs, when the Group has become a party to the contractual arrangement of the instrument. The subsequent measurement of financial instruments is dealt with below.

A financial instrument or a portion of a financial instrument is derecognised, when the Group loses its contractual rights or extinguishes the obligation associated with such an instrument.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in the income statement.

On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in the income statement.

Effective interest method

The effective interest method is a method of calculating the amortised cost of financial asset or liability and of allocating interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial asset or liability.

Investments

Investments, other than investments in subsidiaries and associates, are initially measured at fair value on a trade date basis, including directly attributable transaction costs.

Investments are classified into the following categories:

- held-to-maturity;
- at fair value through profit and loss; and
- available-for-sale.

The classification depends on the nature and purpose of the investments and is determined at the time of initial recognition.

Investments with fixed or determinable payments and fixed maturity, which the Group has the positive intention and ability to hold to maturity, other than loans and receivables, are classified as held-to-maturity investments. Held-to-maturity investments are carried at amortised cost using the effective interest rate method less any allowance for impairment.

Amortisation of discount or premium on the acquisition of a held-to-maturity investment is recognised in interest income over the term of the investment. Held-to-maturity investments are included in non-current assets, unless they mature within twelve months of the balance sheet date.

Investments at fair value through profit and loss include investments held for trading and investments that are part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking.

All other investments, other than loans and receivables, are classified as available-for-sale.

Investments at fair value through profit and loss and investments available-for-sale are subsequently measured at fair value by reference to their quoted market price at the balance sheet date, without any deduction for transaction costs that may be incurred on sale or other disposal. Gain or loss arising from a change in the fair value of investments at fair value through profit and loss is recognised in the income statement for the period. Gain or loss arising from a change in fair value of investments available-for-sale is recognised directly in equity through the statement of changes in equity, until such investments are derecognised, at which time the cumulative gain or loss previously recognised in equity is recognised in the income statement.

When a decline in fair value of an available-for-sale investment has been recognised directly in equity and there is objective evidence that investment is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in the income statement even though the investment has not been derecognised.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recorded at management's estimate of fair value.

Trade and other receivables

Trade and other receivables are measured at initial recognition at fair value and are subsequently measured at amortised cost using the effective interest method. Appropriate allowances for estimated irrecoverable amounts, calculated as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition, are recognised in the income statement when there is the objective evidence the asset is impaired.

Borrowings

Loans and borrowings are initially measured at fair value, net of direct transaction costs. Subsequently loans and borrowing are measured at amortised cost, which is calculated by taking into account any discount or premium on settlement.

Trade and other payables

Trade and other payables are initially measured at fair value, and are subsequently measured at amortised cost using the effective interest method.

Derivative financial instruments and hedge accounting

The Group uses derivative financial instruments to hedge the risk of changes in metal prices. The Group designates these instruments as cash flow hedges and assesses the effectiveness of these hedging activities at the reporting dates.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates. The effective portion of changes in the fair value of the derivative financial instruments that are designated as cash flow hedges is recognised directly in equity. The ineffective portion of cash flow hedges is recognised in the income statement.

When a hedging instrument is expired or sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss recognised in equity is transferred to the income statement.

Hedging derivatives are classified as non-current assets or liabilities if the remaining maturity of the hedged item is more than one year and as current assets or liabilities if the maturity of the hedged item is less than one year.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash deposits and highly liquid investments with maturities of three months or less, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Employee benefit obligations

Remuneration to employees in respect of services rendered during a reporting period is recognised as an expense in that reporting period.

Defined contribution plans

The Group contributes to the following defined contribution plans:

- Pension fund of the Russian Federation;
- Stillwater Mining Company savings plan.

The only obligation of the Group with respect to these defined contribution plans is to make the specified contributions in the period in which they arise. These contributions are expensed as incurred.

Defined benefit plans

The Group operates a number of unfunded defined benefit plans for its employees. At management's discretion and within established annual budgets, the Group admits employees, who have met certain criteria, into one of the following retirement benefit plans:

- *Six pensions plan,* whereby a retired employee receives a monthly allowance equal to 600% of the Russian Federation state pension for the immediate two years subsequent to retirement; or
- *Lifelong professional pension plan,* whereby a retired employee receives a monthly allowance equal to 200% of the Russian Federation state pension for the rest of his/her life; or
- *Joint corporate pension plan,* whereby a retired employee receives a monthly allowance equal to 1/150th of total Starting and Counter capital for the rest of his/her life. Starting capital is determined on an individual basis taking into account seniority, salary level, etc. The Counter capital consists of a contribution funded by the Group of 3% of salaries paid to an employee during the period of participation in the plan.

In addition, the Group operates the *Mother's rights program*, whereby a discharged mother with a child between the ages of three and seven receives a monthly benefit equal to her average salary, but limited to 150% of minimum basic salary.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with an actuarial valuation being carried out on a regular basis. Actuarial gains and losses that exceed 10% of the present value of the Group's defined benefit obligation are amortised over the expected average remaining lives of the participating employees. Past service cost is recognised immediately in the income statement to the extent that the benefits are already vested, and otherwise amortised on the straight-line basis over the average period until the benefit becomes vested.

The Group's obligation in respect of these defined benefit plans relating to post employment benefits is recognised in the balance sheet and represents the present value of the defined benefit obligations as adjusted for unrecognised actuarial gains and losses and unrecognised past service costs.

The principal assumptions used in calculating these benefits relate to:

- discount rates used in determining the present value of post employment benefits;
- projected salary and pension increases;
- pre-retirement increases to capital accounts; and
- life expectancy of members (or period of the benefit as defined).

Income tax

Income tax on the profit or loss for the period comprises current and deferred taxation.

Current tax is the tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous periods.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used in the computation of taxable income.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the Group intends to settle its tax assets and liabilities on a net basis.

Deferred taxation is calculated at rates that are expected to apply to the period when the asset is realised or the liability is settled. It is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case deferred taxation is also dealt with in equity.

Government grants

Government grants related to assets are deducted from the cost of these assets in arriving at their carrying value.

Revenue recognition

Revenue consists of the sale of joint product metals, and is recognised when the risks and rewards of ownership are transferred to the buyer. Metal sales revenue represents the net invoiced value of all joint products shipped to customers, net of value-added tax. Revenues from sale of by-products are netted off against production costs.

Revenue from contracts that are entered into and continue to meet the Group's expected sale requirements designated for that purpose at their inception, and are expected to be settled by physical delivery, are recognised in the consolidated financial statements as and when they are delivered.

Segmental information

The Group predominantly operates in a single business segment, being exploration, extraction, production and sale of base and precious metals. Reportable segments are based on the geographic location of the Group's operations, which are the Russian Federation, United States of America and Europe.

Provisions

Provisions are recognised when the Group has legal or constructive obligations, as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligations, and the amount of the obligations can be reliably estimated.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to be required to settle the present obligation, its carrying amount is the present value of those cash flows.

Interest on borrowings

Interest on borrowings relating to major qualifying capital projects under construction is capitalised during the construction period in which they are incurred. Once a qualifying capital project has been fully commissioned, the associated interest is expensed in the income statement as and when incurred.

Interest relating to operating activities is expensed in the income statement as and when incurred.

Operating lease payments

Payments made under operating leases are recognised in the income statement in the period in which they are due in accordance with lease terms. Lease of assets under which all the risks and benefits of ownership are retained by the lessor are classified as operating leases.

Dividends declared

Dividends and related taxation thereon are recognised as a liability in the period in which they have been declared and become legally payable.

Accumulated profits legally distributable are based on the amounts available for distribution in accordance with the applicable legislation and as reflected in the statutory financial statements of the individual entities of the Group. These amounts may differ significantly from the amounts calculated on the basis of IFRS.

Environmental obligations

Environmental obligations include decommissioning and land restoration costs.

Future decommissioning costs, discounted to net present value, are capitalised and corresponding decommissioning obligations raised as soon as the constructive obligation to incur such costs arises and the future decommissioning cost can be reliably estimated. Decommissioning assets are amortised on a straight-line basis over the life of mine. The unwinding of the decommissioning obligation is included in the income statement. Decommissioning obligations are periodically reviewed in light of current laws and regulations, and adjustments made as necessary.

Provision for land restoration, representing the cost of restoring land damage after the commencement of commercial production, is estimated at net present value of the expenditures expected to settle the obligation. Increases in provision are charged to the income statement as a cost of production. The unwinding of restoration costs are expensed over the life of mine.

Ongoing rehabilitation costs are expensed when incurred.

Discontinued operations

Discontinued operations are disclosed when a component of the Group either has been disposed of during the reporting period, or is classified as held for sale or other type of disposal at the balance sheet date. This condition is regarded as met only when the disposal is highly probable within one year from the date of classification.

Comparative information related to discontinued operations is amended in the income statement for a prior period.

Assets and liabilities of a disposal group are presented in the balance sheet separately from other assets and liabilities. Comparative information related to discontinued operations is not amended in the balance sheet for a prior period.

3. CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Preparation of the consolidated financial statements in accordance with IFRS requires the Group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires judgements which are based on historical experience, current and expected economic conditions, and all other available information. Actual results could differ from those estimates.

The most significant areas requiring the use of management estimates and assumptions relate to:

- useful economic lives of property, plant and equipment;
- impairment of assets;
- allowances for doubtful debts, obsolete and slow-moving raw materials and spare parts;
- environmental obligations;
- employee benefit obligations;
- tax matters; and
- contingencies.

Useful economic lives of property, plant and equipment

The Group's mining assets, classified within property, plant and equipment, are amortised using the straight-line method over life of mine based on proven and probable ore reserves. When determining life of mine, assumptions that were valid at the time of estimation, may change when new information becomes available.

The factors that could affect estimation of life of mine include the following:

- changes of proven and probable ore reserves;
- the grade of mineral reserves varying significantly from time to time;
- differences between actual commodity prices and commodity price assumptions used in the estimation of ore reserves;
- unforeseen operational issues at mine sites; and
- changes in capital, operating mining, processing and reclamation costs, discount rates and foreign exchange rates possibly adversely affecting the economic viability of ore reserves.

Any of these changes could affect prospective amortisation of mining assets and their carrying value.

Non-mining property, plant and equipment are depreciated on a straight-line basis over their useful economic lives. Management periodically reviews the appropriateness of assets' useful economic lives. The review is based on the current condition of the assets and the estimated period during which they will continue to bring economic benefit to the Group.

Impairment of assets

The Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets are impaired. In making the assessment for impairment, assets that do not generate independent cash flows are allocated to an appropriate cash-generating unit. Management necessarily applies its judgement in allocating assets that do not generate independent cash flows to appropriate cash-generating units, and also in estimating the timing and value of underlying cash flows within the value in use calculation. Subsequent changes to the cash generating unit allocation or to the timing of cash flows could impact the carrying value of the respective assets.

Allowances

The Group creates allowances for doubtful debts to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for doubtful debts, management bases its estimates on the current overall economic conditions, the ageing of accounts receivable balances, historical write-off experience, customer creditworthiness and changes in payment terms. Changes in the economy, industry or specific customer conditions may require adjustments to the allowance for doubtful debts recorded in the consolidated financial statements.

The Group creates an allowance for obsolete and slow-moving raw materials and spare parts. In addition, certain finished goods of the Group are carried at net realisable value. Estimates of net realisable value of finished goods are based on the most reliable evidence available at the time the estimates are made. These estimates take into consideration fluctuations of price or cost directly relating to events occurring subsequent to the balance sheet date to the extent that such events confirm conditions existing at the end of the period.

Environmental obligations

The Group's mining and exploration activities are subject to various environmental laws and regulations. The Group estimates environmental obligations based on the management's understanding of the current legal requirements in the various jurisdictions, terms of the license agreements and internally generated engineering estimates. Provision is made, based on net present values, for decommissioning and land restoration costs as soon as the obligation arises. Actual costs incurred in future periods could differ materially from the amounts provided. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision.

Employee benefits

The expected costs of providing pensions and post-retirement benefits under defined benefit arrangements and related employee current service cost during the period are charged to the income statement.

Assumptions in respect of the expected costs are set after consultation with actuaries. While management believes the assumptions used are appropriate, a change in the assumptions used would impact the results of the Group's operations.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. The estimation of that probability includes judgments based on the expected performance. Various factors are considered to assess the probability of the future utilisation of deferred tax assets, including past operating results, operational plan, expiration of tax losses carried forward, and tax planning strategies. If actual results differ from that estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be negatively affected.

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

US Dollars million

4. RECLASSIFICATIONS

Certain comparative information, presented in the consolidated financial statements for the year ended 31 December 2005, has been reclassified.

The effect of the reclassifications is summarised below:

	After reclassifications	Before reclassifications	Difference
CONSOLIDATED INCOME STATEMENT			
Other net operating expenses	(156)	(58)	(98)
Other non-operating expenses	-	(124)	124
Finance costs	(121)	(95)	(26)
			-

Management has performed additional analysis of the nature of expenses incurred and made a decision to present expenses related to maintenance of social sphere facilities and donations within operating expenses.

In addition, all exchange differences related to financing activities were reclassified to finance costs.

	After reclassifications	Before reclassifications	Difference
CONSOLIDATED BALANCE SHEET			
Non-current assets			
Intangible assets	44	-	44
Other non-current assets	94	138	(44)
			-

In previous reporting periods intangible assets were not presented separately in the consolidated balance sheet, but included in other non-current assets. Starting 2006, it was decided to present the balance of intangible assets separately, and disclose movements in a separate note.

US Dollars million

	After reclassifications	Before reclassifications	Difference
Capital and reserves			
Share premium	695	-	695
Treasury shares	(1,457)	-	(1,457)
Investments revaluation reserve	690	676	14
Translation reserve	748	-	748
			-

Management has made a decision to change presentation of exchange differences arising on translation of consolidated financial statements from functional to presentation currency in order to better comply with the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". All exchange differences resulting from such translation have been now presented as a separate component in the statement of changes in equity.

Starting 2006, treasury shares are presented as a separate component of equity.

Other reclassifications of comparative information, individually or in aggregate, were not material to the consolidated financial statements of the Group.

US Dollars million

5. SEGMENTAL INFORMATION

Financial information relating to the Group's consolidated segments is as follows:

2006	Corporate and other	Taimyr peninsula	Kola peninsula	Subtotal Russian Federation	North America	Europe	Total
Metal sales	-	**10,046**	**980**	**11,026**	**524**	-	**11,550**
Third party transactions	-	1,270	148	**1,418**	524	9,608	**11,550**
Intra-segment transactions	-	8,776	832	**9,608**	-	(9,608)	-
Operating (loss)/profit	(412)	6,137	564	**6,289**	3	732	**7,024**
Interest income	43	4	3	**50**	11	13	**74**
Finance costs	11	22	5	**38**	11	(28)	**21**
Income/(loss) from associates	5	-	-	**5**	-	(38)	**(33)**
(Loss)/profit before income tax	(643)	6,119	562	**6,038**	2	737	**6,777**
Significant non-cash items							
Amortisation and depreciation	18	470	77	**565**	8	17	**590**
Other non-cash expenses	96	139	9	**244**	(4)	2	**242**
Capital expenditures	**77**	**572**	**79**	**728**	**28**	**40**	**796**
Carrying value of assets/liabilities							
Property, plant and equipment	327	6,531	722	**7,580**	474	80	**8,134**
Investments in associates	85	1	10	**96**	-	112	**208**
Net operating assets	1,119	1,129	233	**2,481**	177	1,296	**3,954**
Total assets	4,245	8,528	1,079	**13,852**	754	1,673	**16,279**
Total liabilities	414	1,814	166	**2,394**	241	508	**3,143**

US Dollars million

2005	Corporate and other	Taimyr peninsula	Kola peninsula	Severo-Eniseysk and Bodaibo[1]	Subtotal Russian Federation	North America	Europe	Total
Metal sales	-	**6,063**	**642**	-	**6,705**	**434**	**30**	**7,169**
Third party transactions	-	988	130	-	**1,118**	434	5,617	**7,169**
Intra-segment transactions	-	5,075	512	-	**5,587**	-	(5,587)	-
Operating (loss)/profit	(268)	2,979	284	-	**2,995**	(32)	215	**3,178**
Interest income	27	1	5	-	**33**	5	5	**43**
Finance costs	26	18	3	-	**47**	12	62	**121**
Income from associates	2	-	-	-	**2**	-	-	**2**
(Loss)/profit before taxation	(249)	2,961	284	-	**2,996**	(29)	149	**3,116**
Significant non-cash items								
Amortisation and depreciation	14	431	70	-	**515**	5	16	**536**
Other non-cash expenses	(2)	117	(21)	-	**94**	-	1	**95**
Capital expenditures	**58**	**488**	**67**	-	**613**	**18**	**1**	**632**
Carrying value of assets/liabilities								
Property, plant and equipment	182	5,787	661	-	**6,630**	475	40	**7,145**
Investments in associates	95	-	-	-	**95**	-	-	**95**
Net operating assets	(151)	1,078	151	1,952	**3,030**	184	745	**3,959**
Total assets	1,525	7,417	890	3,298	**13,130**	739	861	**14,730**
Total liabilities	727	1,216	156	473	**2,572**	236	525	**3,333**

[1] The operations attributable to this segment are presented as discontinued in the Group's consolidated income statement. Assets and liabilities related to discontinued operation are presented in the consolidated balance sheet as at 31 December 2005 as assets and liabilities of disposal group (refer to note 42).

US Dollars million

6. METAL SALES

	Total	Nickel	Copper	Palladium	Platinum	Gold
2006						
By origin						
Russian Federation						
Taimyr Peninsula	**10,046**	5,398	2,699	1,018	841	90
Kola Peninsula	**980**	814	139	15	9	3
United States of America	**524**	16	3	232	266	7
	11,550	**6,228**	**2,841**	**1,265**	**1,116**	**100**
By destination						
Europe	**6,846**	3,939	2,016	341	506	44
Asia	**1,903**	1,497	-	309	97	-
North America	**1,820**	690	84	613	412	21
Russian Federation	**981**	102	741	2	101	35
	11,550	**6,228**	**2,841**	**1,265**	**1,116**	**100**
2005						
By origin						
Russian Federation						
Taimyr Peninsula	**6,063**	3,143	1,527	654	672	67
Kola Peninsula	**642**	506	117	5	11	3
United States of America	**434**	-	-	253	181	-
Europe	**30**	25	-	2	-	3
	7,169	**3,674**	**1,644**	**914**	**864**	**73**
By destination						
Europe	**4,529**	2,555	1,228	282	414	50
Asia	**925**	657	-	176	91	1
North America	**1,066**	327	-	456	283	-
Russian Federation	**649**	135	416	-	76	22
	7,169	**3,674**	**1,644**	**914**	**864**	**73**

7. COST OF METAL SALES

	2006	2005
Cash operating costs		
On-mine and concentrating costs (refer to note 8)	1,454	1,243
Smelting costs (refer to note 9)	915	683
Treatment and refining costs (refer to note 10)	453	411
Other costs (refer to note 11)	388	406
Sales of by-products	(672)	(333)
Total cash operating costs	**2,538**	**2,410**
Amortisation and depreciation of operating assets (refer to note 12)	568	498
Decrease in metal inventories	52	86
Total	**3,158**	**2,994**

US Dollars million

8. ON-MINE AND CONCENTRATING COSTS

	2006	2005
Labour	648	519
Consumables and spares	464	434
Repairs and maintenance of equipment	109	98
Insurance	51	52
Tailing pile maintenance and relocation	35	27
Transportation	35	16
Utilities	31	36
Rent expenses	17	14
Sundry on-mine and concentrating costs	64	47
Total (refer to note 7)	**1,454**	**1,243**

9. SMELTING COSTS

	2006	2005
Platinum group scrap metals purchased	268	82
Labour	245	201
Consumables and spares	223	193
Insurance	70	48
Repairs and maintenance	45	24
Utilities	28	34
Transportation	13	7
Rent expenses	7	5
Non-ferrous scrap metal purchased	5	87
Sundry smelting costs	11	2
Total (refer to note 7)	**915**	**683**

10. TREATMENT AND REFINING COSTS

	2006	2005
Labour	167	142
Consumables and spares	146	138
Platinum group metals toll refining cost	77	76
Insurance	18	16
Repairs and maintenance	17	12
Utilities	14	18
Transportation	5	3
Rent expenses	3	2
Sundry treatment and refining costs	6	4
Total (refer to note 7)	**453**	**411**

US Dollars million

11. OTHER COSTS

	2006	2005
Transportation	143	117
Tax on mining and pollution levies	127	119
Exploration expenses	49	39
Cost of refined metals purchased from third parties	28	91
Other	41	40
Total (refer to note 7)	**388**	**406**

12. AMORTISATION AND DEPRECIATION OF OPERATING ASSETS

	2006	2005
Mining and concentrating	338	305
Smelting	165	136
Treatment and refining	51	44
Other	14	13
Total (refer to note 7)	**568**	**498**

13. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2006	2005
Export customs duties	484	301
Salaries	240	194
Taxes other than mining and income taxes and pollution levies	82	68
Advertising	70	58
Transportation expenses	30	36
Consulting and other professional services	29	27
Legal and audit services	21	29
External research and development	20	14
Depreciation	19	17
Commission paid	12	10
Repairs and maintenance	12	9
Insurance	10	12
Other	61	66
Total	**1,090**	**841**

US Dollars million

14. OTHER NET OPERATING EXPENSES

	2006	2005
Impairment of property, plant and equipment (refer to note 18)	87	10
Maintenance of social sphere facilities	78	69
Donations	68	49
Foreign exchange loss/(gain), net	33	(1)
Loss on disposal of property, plant and equipment	21	28
Change in provision for tax penalties	19	15
Change in allowance for value added tax recoverable	9	15
Change in allowance for doubtful debts	5	(10)
Operating profit of non-mining entities	(28)	(16)
Other	(14)	(3)
Total	**278**	**156**

15. FINANCE COSTS

	2006	2005
Interest expense on borrowings	60	75
Unwinding of discount on decommissioning obligations (refer to note 30)	19	12
Interest expense on pension obligations (refer to note 29)	7	8
Foreign exchange (gain)/loss on revaluation of borrowings, net	(65)	26
Total	**21**	**121**

16. NET (LOSS)/INCOME FROM INVESTMENTS

	2006	2005
Income on disposal of shares of OJSC "Krasnoyarskaya generatsiya"	117	-
Interest income on bank deposits and loans advanced	74	43
Dividend income on available-for-sale investments	6	9
Income from associates (refer to note 20)	3	2
Loss on disposal of shares of Gold Fields Limited	(317)	-
Change in allowance for promissory notes and loans advanced	(83)	(4)
Impairment of investments in associates (refer to note 20)	(36)	-
Other	10	9
Total	**(226)**	**59**

Change in allowance for promissory notes and loans advanced mostly represents provision against loan provided by the Group to a related party in the amount of USD 70 million (refer to note 37).

US Dollars million

	2006	2005

17. INCOME TAX

	2006	2005
Current tax expense	1,893	911
Deferred tax benefit	(88)	(73)
Total	**1,805**	**838**

A reconciliation of theoretical income tax, calculated at the rate effective in the Russian Federation of 24%, the primary location of the Group's production entities, to the amount of actual income tax expense recorded in the income statement is as follows:

	2006	2005
Profit before income tax from continuing operations	**6,777**	**3,116**
Profit before income tax from a discontinued operation	1,005	125
Profit before income tax from continuing and discontinued operations	**7,782**	**3,241**
Theoretical income tax at 24%	1,868	778
Impact of specific tax rates	(291)	(21)
Tax effect of permanent differences	171	118
Permanent difference on impairment of investments	29	1
Taxable losses of subsidiaries not carried forward	2	6
Change in valuation allowance	38	7
Income tax at effective rate of 23% (2005: 27%)	**1,817**	**889**
Less: Income tax attributable to a discontinued operation (refer to note 42)	(12)	(51)
Income tax expense attributable to continuing operations	**1,805**	**838**

The corporate income tax rates in other countries where the Group has a significant taxable presence vary from 0% to 39%.

US Dollars million

18. PROPERTY, PLANT AND EQUIPMENT

	Buildings, structures and utilities	Machinery, equipment and transport	Other	Construction-in-progress	Total
Cost					
Balance at 31 December 2004	**5,258**	**2,717**	**152**	**1,312**	**9,439**
Additions	-	-	-	780	**780**
Acquired on acquisition of subsidiaries (refer to note 36)	397	39	1	8	**445**
Disposed of on disposal of subsidiaries	(5)	(9)	-	(1)	**(15)**
Transfers from capital construction-in-progress	167	375	19	(561)	**-**
Decommissioning asset raised (refer to note 30)	135	9	-	-	**144**
Disposals	(26)	(69)	(9)	(20)	**(124)**
Reclassified to non-current assets of disposal group	(799)	(296)	(9)	(145)	**(1,249)**
Effect of translation to presentation currency	(172)	(96)	(4)	(59)	**(331)**
Balance at 31 December 2005	**4,955**	**2,670**	**150**	**1,314**	**9,089**
Additions	-	-	-	769	**769**
Acquired on acquisition of subsidiaries (refer to note 36)	200	107	-	8	**315**
Transfers from capital construction-in-progress	247	326	7	(580)	**-**
Decommissioning asset raised (refer to note 30)	9	-	-	-	**9**
Disposals	(29)	(81)	(2)	(2)	**(114)**
Effect of translation to presentation currency	428	256	14	126	**824**
Balance at 31 December 2006	**5,810**	**3,278**	**169**	**1,635**	**10,892**

US Dollars million

	Buildings, structures and utilities	Machinery, equipment and transport	Other	Construction-in-progress	Total
Accumulated depreciation and impairment					
Balance at 31 December 2004	**(786)**	**(685)**	**(18)**	**(98)**	**(1,587)**
Charge for the year	(316)	(260)	(11)	-	**(587)**
Eliminated on disposals	7	36	2	-	**45**
Impairment	(6)	-	-	(15)	**(21)**
Eliminated on reclassification to non-current assets of disposal group	73	64	1	6	**144**
Effect of translation to presentation currency	30	28	-	4	**62**
Balance at 31 December 2005	**(998)**	**(817)**	**(26)**	**(103)**	**(1,944)**
Charge for the year	(306)	(262)	(11)	-	**(579)**
Eliminated on disposals	8	38	2	-	**48**
Impairment (refer to note 14)	(92)	(8)	-	13	**(87)**
Effect of translation to presentation currency	(101)	(84)	(2)	(9)	**(196)**
Balance at 31 December 2006	**(1,489)**	**(1,133)**	**(37)**	**(99)**	**(2,758)**
Carrying value					
31 December 2005	**3,957**	**1,853**	**124**	**1,211**	**7,145**
31 December 2006	**4,321**	**2,145**	**132**	**1,536**	**8,134**

Included in property, plant and equipment at 31 December 2006 are non-mining assets with a carrying value of USD 1,237 million (31 December 2005: USD 651 million).

US Dollars million

19. INTANGIBLE ASSETS

	Goodwill	Software and other	Total
Cost			
Balance at 31 December 2004	**-**	**28**	**28**
Acquired on acquisition of subsidiaries (refer to note 36)	14	-	**14**
Additions	-	15	**15**
Disposals	-	(2)	**(2)**
Effect of translation to presentation currency	-	(2)	**(2)**
Balance at 31 December 2005	**14**	**39**	**53**
Acquired on acquisition of subsidiaries (refer to note 36)	10	-	**10**
Additions	-	27	**27**
Disposals	-	(1)	**(1)**
Effect of translation to presentation currency	1	4	**5**
Balance at 31 December 2006	**25**	**69**	**94**
Accumulated amortisation and impairment			
Balance at 31 December 2004	**-**	**(4)**	**(4)**
Charge for the year	-	(7)	**(7)**
Eliminated on disposals	-	2	**2**
Effect of translation to presentation currency	-	-	**-**
Balance at 31 December 2005	**-**	**(9)**	**(9)**
Charge for the year	-	(11)	**(11)**
Eliminated on disposals	-	-	**-**
Effect of translation to presentation currency	-	(1)	**(1)**
Balance at 31 December 2006	**-**	**(21)**	**(21)**
Carrying value			
31 December 2005	**14**	**30**	**44**
31 December 2006	**25**	**48**	**73**

US Dollars million

20. INVESTMENTS IN ASSOCIATES

	2006	2005
Balance at beginning of the year	**95**	**162**
Acquired during the year	151	-
Disposed of during the year	(39)	-
Change in classification due to increase in shareholding	-	(9)
Share of post-acquisition profits (refer to note 16)	3	2
Impairment of investments in associates (refer to note 16)	(36)	-
Reclassified from/(to) investments held for sale	56	(56)
Reclassified to investments available-for-sale	(35)	-
Effect of translation to presentation currency	13	(4)
Balance at end of the year	**208**	**95**

Details of the Group's associates are as follows:

Name of associate	Carrying value of investment	Total assets	Total liabilities	Sales	(Loss)/ profit
2006					
Smart Hydrogen Inc.	112	224	-	-	(76)
OJSC "Krasnoyarskenergo"	30	143	(31)	225	6
OJSC "Norilskgazprom"	30	140	(36)	122	16
OJSC "Kolenergo"	15	85	(27)	100	-
Other	21	226	(106)	972	(20)
	208	**818**	**(200)**	**1,419**	**(74)**
2005					
OJSC "Krasnoyarskaya generatsiya"	37	465	(74)	86	(4)
OJSC "Norilskgazprom"	28	145	(54)	97	14
OJSC "Krasnoyarskenergo"	23	278	(38)	475	4
Other	7	124	(36)	130	-
	95	**1,012**	**(202)**	**788**	**14**

Smart Hydrogen Inc. is a joint venture formed in April 2006 by the Group and Interros Holding Company, a party related by means of common ownership and control. The Group owns 50% of Smart Hydrogen Inc. Through this entity in June 2006 the principal investors acquired a 35% stake in Plug Power Inc., a US designer of environmentally clean and reliable energy products.

At 31 December 2006 management reviewed the carrying value of the Group's investment in Smart Hydrogen Inc. and determined that the recoverable amount of the investment is less than its carrying amount. Accordingly, the carrying amount was reduced to the recoverable amount and an impairment loss of USD 36 million was recognised in the income statement (refer to note 16).

In October 2005 and March 2006 the Group became a shareholder in OJSC "Krasnoyarskaya generatsiya" and OJSC "Krasnoyarskiye magistralniye seti", accordingly, as a part of reorganisation of OJSC "Krasnoyarskenergo". In November 2006 the Group sold its share in OJSC "Krasnoyarskaya generatsiya" for a cash consideration of USD 156 million (refer to note 37).

US Dollars million

On 9 December 2005 the Board of Directors of the Company approved a decision to sell its investment in OJSC "Kolenergo". At 31 December 2005 this investment was classified as held for sale and included in current investments in securities (refer to note 21). However, in September 2006 management has changed its plan to sell this investment. Accordingly, the Group ceased to classify investment in OJSC "Kolenergo" as held for sale, and adjusted its carrying value as if this asset had not been classified as held for sale. As a result of reclassification of this investment from investments held for sale to investments in associates, income from associate for the year ended 31 December 2006 was recognised in profit from continuing operations.

In November 2006 the Group's investments in OJSC "Kolskaya generiruyuschaya compania" and OJSC "Apatitskaya TEC" were exchanged for 208,928 million shares of OJSC "Territorial Generation Company № 1" (OJSC "TGK-1") as a part of the reorganisation of RAO "UES of Russia". Investment in OJSC "TGK-1" was classified as investment in securities available-for-sale (refer to note 21).

OJSC "Krasnoyarskenergo" and OJSC "Kolenergo" are public entities that are listed on the Russian Stock Exchange. At 31 December 2006 market value of the Group's investment in OJSC "Krasnoyarskenergo" amounted to USD 164 million (31 December 2005: USD 66 million), and market value of the Group's investment in OJSC "Kolenergo" amounted to USD 51 million.

21. INVESTMENTS IN SECURITIES AND OTHER FINANCIAL ASSETS

	2006	2005
Non-current		
Securities available-for-sale	2,331	615
Long-term deposits	268	5
Long-term accounts receivable	9	25
Long-term loans advanced and other	7	45
Total non-current	**2,615**	**690**
Current		
Short-term loans advanced	45	5
Securities available-for-sale	35	71
Securities held for trading	22	-
Investments held for sale (refer to note 20)	-	56
Other	2	2
Total current	**104**	**134**

US Dollars million

	Shareholding	2006	2005
Non-current securities available-for-sale consisted of shares of the following companies:			
RAO "UES of Russia"	3.5%	1,580	611
OJSC "OGK-3"	14.6%	572	-
OJSC "Polyus Gold"	1.0%	95	-
OJSC "TGK-1"	7.2%	79	-
OJSC "Samara Bearing Plant"	5.6%	5	4
Total		**2,331**	**615**

At 31 December 2006 short-term loans advanced included a loan to OJSC "Norilskgazprom" in the amount of USD 21 million, at interest rate of 6.4%, repayable in 2007. At 31 December 2005 this loan in the amount of USD 37 million was recognised within long-term loans advanced.

Current securities available-for-sale mostly comprised U.S. federal agency notes, commercial papers and bonds.

Interest rates on long-term deposits held in banks vary from 6.1% to 7.4%.

22. OTHER NON-CURRENT ASSETS

	2006	2005
Value added tax recoverable	82	137
Non-current metal inventories	-	9
	82	**146**
Less: Allowance for value added tax recoverable	(38)	(52)
Total	**44**	**94**

23. INVENTORIES

	2006	2005
Refined metals		
Joint products at net production cost	361	389
By-products at net realisable value	135	78
Work-in-process at net production cost	273	254
Total metal inventories	**769**	**721**
Stores and materials at cost	732	639
Less: Allowance for obsolete and slow-moving items	(30)	(59)
Net stores and materials	**702**	**580**
Total inventories	**1,471**	**1,301**

US Dollars million

24. TRADE AND OTHER RECEIVABLES

	2006	2005
Trade receivables	611	339
Advances to suppliers	54	46
Other receivables	157	116
	822	**501**
Less: Allowance for doubtful debts	(77)	(61)
Total	**745**	**440**

25. OTHER CURRENT ASSETS

	2006	2005
Value added tax recoverable	510	453
Prepaid insurance	97	27
Customs duties	55	29
Prepaid income tax	27	22
Other taxes	10	25
Other prepaid expenses	8	11
Total	**707**	**567**

26. CASH AND CASH EQUIVALENTS

		2006	2005
Current accounts	- RUR	185	137
	- foreign currencies	263	47
Bank deposits	- RUR	15	-
	- foreign currencies	1,618	639
Restricted cash		5	18
Other cash and cash equivalents		92	81
Total		**2,178**	**922**

US Dollars million

	2006	2005

27. SHARE CAPITAL

Authorised, issued and fully paid capital

	2006	2005
31 December 2006: 190,627,747 ordinary shares at par value of RUR 1 each	8	-
31 December 2005: 213,905,884 ordinary shares at par value of RUR 1 each	-	9
Total	**8**	**9**

Treasury shares

	2006	2005
31 December 2006: 9,209,834 ordinary shares	(999)	-
31 December 2005: 25,198,963 ordinary shares	-	(1,457)
Total	**(999)**	**(1,457)**

On 27 March 2006 23,278,137 treasury shares were cancelled by the Company.

On 28 December 2006 7,498,950 ordinary shares were bought back from shareholders at RUR 3,510 per share for a total consideration of USD 999 million.

As part of restructuring of the Group that took place in 2001-2002, shareholders of OJSC "RAO "Norilsk Nickel", a subsidiary of the Group, were entitled during certain periods to swap their shares for shares in OJSC "MMC Norilsk Nickel". During the year ended 31 December 2006 209,942 shares had been swapped.

	2006	2005
Number of ordinary shares in issue at end of the year	181,417,913	188,706,921
Weighted average number of ordinary shares in issue during the year	188,767,177	201,242,833

US Dollars million

28. LONG-TERM BORROWINGS

	2006	2005
7.125% Guaranteed notes due 2009, net of direct expenses on issuance	499	499
On 30 September 2004 Norilsk Nickel Luxemburg S.A., a wholly owned special purpose subsidiary of the Group, issued USD 500 million 7.125% notes. The notes were issued at par value with an interest payable semi-annually in arrears on 30 March and 30 September, and mature on 30 September 2009. The notes are unconditionally and irrevocably guaranteed by OJSC "MMC Norilsk Nickel".		
Syndicated loan arranged by Toronto Dominion	96	109
A USD 250 million credit facility arranged by Stillwater Mining Company, a subsidiary of the Group, at LIBOR + 3.25% per annum. Repayments commenced in 2004, with the final instalment due on 30 July 2010. Substantially all the property and assets of Stillwater Mining Company are pledged as security for this credit facility. The loan agreement requires that 50% of the company's annual excess cash flow, any proceeds from asset sales and the issuance of debt or equity securities, subject to specified exceptions, be offered to repay this loan.		
Exempt Facility Reversal Bonds Series 2000 issued through the State of Montana Investment Board	29	29
USD-denominated bonds with an effective interest rate of 8.57% issued on 6 July 2002 and maturing on 1 July 2020.		
Other long-term borrowings	11	6
	635	**643**
Less: Current portion repayable within one year and shown under current liabilities (refer to note 32)	(3)	(8)
Total	**632**	**635**

Long-term borrowings are repayable as follows:

	2006	2005
Due in the second year	4	2
Due in the third year	502	2
Due in the fourth year	93	500
Due in the fifth year	-	98
Due thereafter	33	33
	632	**635**

US Dollars million

29. EMPLOYEE BENEFIT OBLIGATIONS

	2006	2005
Non-current		
Lifelong professional pension plan	42	37
Joint corporate pension plan	21	24
Mother's rights program	1	2
Six pensions plan	1	1
	65	**64**
Less: Current portion of employee benefit obligations	(8)	(8)
Total non-current	**57**	**56**
Current		
Accrual for annual leave	143	120
Wages and salaries	92	72
Current portion of employee benefit obligations	8	8
Other	16	12
Total current	**259**	**212**

Defined benefit plans

	2006	2005
Present value of funded defined benefit obligation	121	104
Fair value of plan assets	(11)	-
Fair value of obligation	110	104
Unrecognised actuarial losses	(45)	(40)
	65	**64**

Amounts recognised in the income statement were as follows:

	2006	2005
Interest expense (refer to note 15)	7	8
Additional cost arising from new plan members	4	6
Net actuarial losses recognised during the year	3	2
Current service costs	2	1
Total	**16**	**17**

US Dollars million

Movements in the present value of the defined benefit obligations were as follows:

	Lifelong professional pension plan	Joint corporate pension plan	Mother's rights program	Six pensions plan
Balance at 31 December 2004	**41**	**22**	**4**	**3**
Cash payments	(5)	(1)	(4)	(2)
Charge for the year	8	6	2	1
Actuarial losses/(gains)	23	9	-	(1)
Effect of translation to presentation currency	(1)	(1)	-	-
Balance at 31 December 2005	**66**	**35**	**2**	**1**
Cash payments	(7)	(1)	(1)	(1)
Charge for the year	9	6	-	1
Actuarial losses/(gains)	9	(5)	-	-
Effect of translation to presentation currency	4	3	-	-
Balance at 31 December 2006	**81**	**38**	**1**	**1**

Starting from 2006 all of the Group's pension plans are managed by a non-state Pension Fund "Norilsk Nickel", a related party. Contributions from the Group to this Fund during the year ended 31 December 2006 amounted to USD 11 million (2005: nil).

The major categories of plan assets and the expected rate of return at the balance sheet dates for each category were as follows:

	Expected return		Fair value of plan assets	
	2006	**2005**	**2006**	**2005**
Equity securities	46.7%	n/a	3	-
Bonds	7.9%	n/a	6	-
Promissory notes	6.4%	n/a	1	-
Other	4.9%	n/a	1	-
Weighted average expected return	**10.4%**	**n/a**	**11**	**-**

The overall expected rate of return is a weighted average of the expected returns of the various categories of plan assets held less expenses on managing the assets. Management of the Group assesses the expected returns based on historical return trends for these assets.

Key assumptions used in estimation of defined benefit obligations were the following:

	2006	2005
Discount rate	7.0%	7.0%
Weighted average expected return on plan assets	10.4%	n/a
Pre-retirement increases to capital accounts	4.5%	4.5%
Future salary increases	6.7%	6.7%
Future pension increases	5.2%	5.2%
Average life expectancy of members from the date of retirement	17 years	17 years

US Dollars million

	2006	2005
Defined contribution plans		
Amounts recognised in the income statement in respect of defined contribution plans:		
Pension fund of the Russian Federation	181	156
Stillwater Mining Company savings plan	5	5
Total	**186**	**161**

30. ENVIRONMENTAL OBLIGATIONS

	2006	2005
Balance at beginning of the year	**269**	**155**
New obligations raised (refer to note 18)	4	105
Change in estimate (refer to note 18)	5	39
Acquired on acquisition of subsidiaries	-	21
Unwinding of discount on decommissioning obligations (refer to note 15)	19	12
Charge to production cost	1	3
Reclassified to non-current liabilities of disposal group	-	(61)
Effect of translation to presentation currency	24	(5)
Balance at end of the year	**322**	**269**

Key assumptions used in estimation of environmental obligations were as follows:

	2006	2005
Discount rates	6.6%-7.7%	7.0%-7.7%
Future expected increase of expenses	25.0%	25.0%
Expected closure date of mines	2007-2063	2006-2070

Present value of expected cost to be incurred for settlement of environmental obligations was as follows:

	2006	2005
Due from second to fifth year	41	49
Due from sixth to tenth year	10	34
Due from eleventh to fifteenth year	64	25
Due from sixteenth to twentieth year	83	65
Due thereafter	124	96
	322	**269**

US Dollars million

31. DEFERRED TAX LIABILITIES

	2006	2005
Balance at beginning of the year	**543**	**740**
Recognised in the income statement	(88)	(82)
Change in deferred tax liability arising on revaluation of available-for-sale investments	304	-
Change in deferred tax liability due to acquisition of subsidiaries (refer note 36)	57	89
Reclassified to non-current liabilities of disposal group	-	(169)
Effect of translation to presentation currency	65	(35)
Balance at end of the year	**881**	**543**

Deferred taxation is attributable to the temporary differences that exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The tax effects of temporary differences that give rise to deferred taxation are presented below:

	2006	2005
Property, plant and equipment	662	593
Accrued operating expenses	(41)	(43)
Valuation of receivables	(2)	(7)
Unrealised profit on intra-group transactions	(86)	(43)
Inventory valuation	59	36
Valuation of investments	307	(10)
Loss carried forward on disposal of investments	(80)	-
Valuation allowance for deferred tax asset	100	55
Other	(38)	(38)
Total	**881**	**543**

The unutilised tax losses of the North American operations as at 31 December 2006, which are available for offset against future taxable income earned in the United States of America, amounted to USD 297 million (31 December 2005: USD 285 million), have not been recognised as a deferred tax asset.

At 31 December 2006 the Group does not recognise a deferred tax liability for taxable temporary differences associated with investments in subsidiaries of USD 2,531 million (31 December 2005: USD 2,422 million), because it is able to control the timing of reversal of such differences and has no intention to reverse them in the foreseeable future.

US Dollars million

	2006	2005

32. SHORT-TERM BORROWINGS

	2006	2005
RUR-denominated short-term borrowings	9	54
USD-denominated short-term borrowings at floating rates	-	295
USD denominated short-term borrowings at fixed rates	146	-
Current portion of long-term borrowings (refer to note 28)	3	8
Total	**158**	**357**

The interest rates on these borrowings vary as follows:

	2006	2005
RUR-denominated short-term borrowings	0.0%	5.5%
USD-denominated short-term borrowings at floating rates	-	LIBOR+0.7%
USD-denominated short-term borrowings at fixed rates	5.8% to 6.0%	-

33. TRADE AND OTHER PAYABLES

	2006	2005
Trade payables	191	170
Insurance	107	10
Advances from customers	50	56
Interest	9	11
Other creditors	64	53
Total	**421**	**300**

34. TAXES PAYABLE

	2006	2005
Income tax	244	38
Provision for tax penalties	52	31
Value added tax	29	60
Property tax	25	21
Tax on mining	16	9
Unified social tax	12	10
Personal income tax	10	9
Other	5	9
Total	**393**	**187**

US Dollars million

35. DIVIDENDS

	2006	2005
On 24 November 2006 the Company declared an interim dividend of RUR 56 (USD 2.11) per share in respect of the year ended 31 December 2006. The dividend was paid to shareholders on 29 December 2006. This amount is net of USD 4 million paid to the Group subsidiaries.	399	-
On 29 June 2006 the Company declared a final dividend in respect of the year ended 31 December 2005 of RUR 53 (USD 1.98) per share. The dividend was paid to shareholders on 15 August 2006. This amount is net of USD 4 million paid to the Group subsidiaries.	373	-
On 30 December 2005 the Company declared an interim dividend of RUR 43 (USD 1.49) per share in respect of the year ended 31 December 2005. The dividend was paid to shareholders on 28 February 2006. This amount is net of USD 3 million paid to the Group subsidiaries.	-	298
On 30 June 2005 the Company declared a final dividend in respect of the year ended 31 December 2004 of RUR 28 (USD 0.98) per share. The dividend was paid to shareholders on 31 August 2005. This amount is net of USD 3 million paid to the Group subsidiaries.	-	194
Total	**772**	**492**

36. ACQUISITION OF SUBSIDIARIES

	2006	2005
Net assets acquired		
Property, plant and equipment (refer to note 18)	315	445
Other assets	19	40
Loans and borrowings	(7)	(37)
Trade and other payables	(6)	(53)
Deferred tax liabilities (refer to note 31)	(57)	(89)
Net assets at date of acquisition	**264**	**306**
Decrease in minority interest due to increase of investments in subsidiaries by the Group	2	18
Less: Minority interest	-	(1)
Groups' share of net assets acquired	**266**	**323**
Add: Goodwill on acquisition (refer to note 19)	10	14
Less: Pre-acquisition amount invested in subsidiary	-	(9)
Total consideration	**276**	**328**
Satisfied by issuance from treasury shares	(2)	(12)
Satisfied by cash	(274)	(176)
Deferred cash consideration	-	(140)
Net cash outflow arising on acquisition:		
Cash consideration	(274)	(176)
Cash and cash equivalents acquired	5	1
Net cash outflow on acquisition of subsidiaries	**(269)**	**(175)**

US Dollars million

	2006	2005
Holdings in the following companies were acquired:		
Russian gold mining companies		
OJSC "Aldanzoloto GRK"	-	99.2%
OJSC "Yuzhno-Verkhoyanskaya Gornaya Kompaniya"	-	50.0%
OJSC "Yakutskaya Gornaya Kompaniya"	-	100.0%
OJSC "Pervenets"	-	74.0%
OJSC "Lenzoloto"	-	11.2%
OJSC "Matrosov Mine"	-	31.3%
Other acquisitions		
OJSC "Taimyrenergo"	100.0%	-
LLC "Astron"	71.0%	-
LLC "Astron-S"	71.0%	-
LLC "Nortrans"	100.0%	-
LLC "Zapolyarniy Torgoviy Alians"	100.0%	-
LLC "Terminal"	-	100.0%
LLC "Gornaya Leasingovaya Kompaniya"	-	80.1%

37. RELATED PARTIES

Related parties are considered to include shareholders, affiliates and entities under common ownership and control with the Group and members of key management personnel. The Company and its subsidiaries, in the ordinary course of their business, enter into various sale, purchase and service transactions with related parties.

Transactions with related parties

	Sale of goods	Purchase of goods	Purchase of services	Purchase of investments
Year ended 31 December 2006				
Company	54	12	71	70
Subsidiaries of the Group	51	154	69	-
Total	**105**	**166**	**140**	**70**
Year ended 31 December 2005				
Company	52	54	63	47
Subsidiaries of the Group	12	62	37	-
Total	**64**	**116**	**100**	**47**

During the year ended 31 December 2006 the Group sold property, plant and equipment to related parties for a total cash consideration of USD 19 million.

In November 2006 the Group sold its investment in shares of OJSC "Krasnoyarskaya generatsiya" to related parties for a cash consideration of USD 156 million (refer to note 20).

US Dollars million

Outstanding balances with related parties

	Loans and borrowings	Investments and cash	Trade receivables	Trade payables
31 December 2006				
Company	-	463	8	63
Subsidiaries of the Group	6	212	4	20
Total	**6**	**675**	**12**	**83**
31 December 2005				
Company	-	242	2	20
Subsidiaries of the Group	31	214	6	14
Total	**31**	**456**	**8**	**34**

All balances were unsecured and expected to be settled in cash. No guarantees have been given or received. Allowance for loan provided to a related party amounted to USD 70 million (refer to note 16).

Compensation of key management personnel

Remuneration of key management personnel of the Group for the year ended 31 December 2006 amounted to USD 13 million (31 December 2005: USD 14 million).

38. COMMITMENTS

Capital commitments

The Management Board has approved the following capital expenditure budget for the year ending 31 December 2007:

Maintenance of property, plant and equipment	797
Expansion of property, plant and equipment	508
Total	**1,305**

2007 budgeted capital expenditure allocated between:

Contracted	570
Not contracted	735
Total	**1,305**

Contracted obligations in respect of capital commitments for the period after 2007 amount to approximately USD 264 million.

US Dollars million

Operating leases

The land in the Russian Federation on which the Group's production facilities are located is owned by the state. The Group leases land through operating lease agreements, which expire in various years through 2051. Future minimum lease payments due under non-cancellable operating lease agreements at 31 December 2006 are as follows:

Due in one year	22
Due in the second year	10
Due thereafter	24
Total	**56**

Intergovernmental agreement with Kingdom of Norway

In 2001 the governments of the Russian Federation and Kingdom of Norway signed an intergovernmental agreement in respect of provision of technical assistance in the reconstruction of metallurgical facilities of Pechenganickel Combine, a branch of OJSC "Kolskaya Mining and Metallurgical Company".

Total investment in the reconstruction of metallurgical facilities was agreed to be USD 103 million, financed as follows:

Grants from Kingdom of Norway	31
Loan from Nordic Investment Bank	30
Contribution by the Group	42
Total	**103**

At 31 December 2006 total investment in reconstruction of metallurgical facilities of Pechenganickel Combine amounted to USD 15 million.

Social commitments

The Group contributes to mandatory and voluntary social programs and maintains social assets in the locations where it has its main operating facilities. The Group's social assets, as well as local social programs, benefit the community at large and are not normally restricted to the Group's employees. These contributions are recorded in the period in which they are incurred.

The Group's commitments will be funded from its own cash resources.

39. CONTINGENCIES

Litigation

Unresolved tax litigation at 31 December 2006 amounted to approximately USD 95 million (31 December 2005: USD 142 million). Management believes that the risk of an unfavourable outcome to the litigation is possible.

In addition, the Group had a number of claims and litigation relating to sales and purchases of goods and services from suppliers. Management believes that none of these claims, individually or in aggregate, will have a material adverse impact on the Group.

Taxation contingencies in the Russian Federation

The taxation system in the Russian Federation is at a relatively early stage of development, and is characterised by numerous taxes, frequent changes and inconsistent enforcement at federal, regional and local levels.

The government of the Russian Federation has commenced a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and overall tax burden on businesses and simplify tax litigation. However, these new tax laws continue to rely heavily on the interpretation of local tax officials and fail to address many existing problems. Many issues associated with practical implication of new legislation are unclear and complicate the Group's tax planning and related business decisions.

In terms of Russian tax legislation, authorities have a period of up to three years to re-open tax declarations for further inspection. Changes in the tax system that may be applied retrospectively by authorities could affect the Group's previously submitted and assessed tax declarations.

While management believes that it has adequately provided for tax liabilities based on its interpretation of current and previous legislation, the risk remains that tax authorities in the Russian Federation could take differing positions with regard to interpretive issues. This uncertainty may expose the Group to additional taxation, fines and penalties that could be significant.

With regards to matters where practice concerning payment of taxes is unclear, management estimated possible tax exposures at 31 December 2006 to be approximately USD 204 million (31 December 2005: USD 117 million).

Environmental matters

The Group is subject to extensive federal, state and local environmental controls and regulations in the countries in which it operates. The Group's operations involve the discharge of materials and contaminants into the environment and the disturbance of land that could potentially impact on flora and fauna, and give rise to other environmental concerns.

The Group's management believes that its mining and production technologies are in compliance with all current existing environmental legislation in the countries in which it operates. However, environmental laws and regulations continue to evolve. The Group is unable to predict the timing or extent to which those laws and regulations may change. Such change, if it occurs, may require that the Group modernise technology to meet more stringent standards.

The Group is obliged in terms of various laws, mining licenses and 'use of mineral rights' agreements to decommission mine facilities on cessation of its mining operations and to restore and rehabilitate the environment. Management of the Group regularly reassesses environmental obligations related to its operations. Estimates are based on management's understanding of current legal requirements and the terms of license agreements. Should the requirements of applicable environmental legislation change or be clarified, the Group may incur additional environmental obligations.

Russian Federation risk

As an emerging market, the Russian Federation does not possess a fully developed business and regulatory infrastructure including stable banking and judicial systems, which would generally exist in a more mature market economy. The economy of the Russian Federation is characterized by a currency that is not freely convertible outside of the country, currency controls, low liquidity levels for debt and equity markets, and continuing inflation. As a result, operations in the Russian Federation involve risks that are not typically associated with those in more developed markets.

Stability and success of Russian economy and the Group's business mainly depends on the effectiveness of economic measures undertaken by the government as well as the development of legal and political systems.

40. RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Group is exposed to commodity price, currency, interest rate, operational, credit and liquidity risks. The Group has implemented a risk management structure and has adopted a series of risk management and control procedures to facilitate the measurement, evaluation and control of these exposures and related risk management activities.

Risk management structure

The Group's treasury function is responsible for the management of currency, liquidity, interest rate and credit risk. Within the treasury function, there is an independent risk management unit, responsible for monitoring the treasury's adherence to the Group's risk management policies.

Commodity price risk is managed by the Sales Block of the Group. An independent risk management unit exists within that function to control exposures and ensure they are in line with policies set by management of the Sales Block and senior management of the Group.

Commodity price risk

Commodity price risk is the risk that the Group's current or future earnings will be adversely impacted by changes in the market prices of the Group's joint products, i.e. nickel, copper, palladium, platinum and gold.

The Group is exposed to commodity price risk as a substantial part of its revenues is derived from long-term contracts with physical off-takers for known volumes of metals, but at prices that will be determined by reference to market prices at the delivery date.

For a certain portion of its revenues the Group manages its exposure to commodity price risk by entering into fixed price sales contracts and cap and floor arrangements for the sale of refined metal to physical off-takers.

Currency risk

Currency risk is the risk that the financial results of the Group will be adversely impacted by changes in exchange rates.

The majority of the Group's revenues are denominated in USD, whereas the majority of the Group's expenditures are denominated in RUR, accordingly, operating profits are adversely impacted by appreciation of RUR against USD. In assessing this risk management takes into consideration changes in metal prices. In 2006 favourable changes in metal prices mitigated the adverse effect of appreciation of RUR against USD.

Interest rate risk

Interest rate risk is the risk that changes in interest rates will adversely impact the financial results of the Group. Management believes that this risk is not significant as the majority of the Group's borrowings are at fixed rates.

Operational risk

Operational risk is the risk of the Group incurring financial losses as a result of business interruption and possible damage to the Group's property through natural disasters and technological accidents. The Group has in place an insurance program that is aimed at reducing the following risks related to production activities:

- risk of business interruption;
- risk of damage to core production equipment used in the metallurgical process and other permanent infrastructure as a result of fire or natural disaster, as well as risk of breakages and accidents with key production equipment; and
- risk of loss or damage to domestic and export deliveries of semi-finished and finished goods and imported stores and materials.

In accordance with the statutory requirements the Group insures third party liability under claims resulting from accidents at the Group's production facilities.

Credit risk

Credit risk is the risk that customer may default or not meet its obligations to the Group on a timely basis, leading to financial loss to the Group. The Group minimises its exposure to this risk by ensuring that credit risk is spread across a number of customers.

The Group is not economically dependent on a limited number of customers for the sale of its products because of the existence of liquid commodity markets for all of its products. Metal sales to the Group's customers are presented below:

	2006				2005			
	Number of customers	**%**	**Turnover, USD million**	**%**	**Number of customers**	**%**	**Turnover, USD million**	**%**
Largest customer	1	-	825	7	1	-	594	8
Next 9 largest customers	9	2	3,429	30	9	3	2,323	33
Total	**10**	**2**	**4,254**	**37**	**10**	**3**	**2,917**	**41**
Next 10 largest customers	10	3	1,940	17	10	3	1,067	15
Total	**20**	**5**	**6,194**	**54**	**20**	**6**	**3,984**	**56**
Remaining customers	349	95	5,356	46	314	94	3,185	44
Total	**369**	**100**	**11,550**	**100**	**334**	**100**	**7,169**	**100**

Credit is only extended to customers after completion of strict credit approval procedures, thereafter customers are monitored by reference to their financial position.

The Group has a concentration of cash and bank deposits with a related party commercial bank that at 31 December 2006 represented 22% (31 December 2005: 46%) of total cash and bank deposits balances.

The Group believes that there is no other significant concentration of credit risk.

US Dollars million

Liquidity risk

Liquidity risk is the risk that the Group will not be able to settle all liabilities as they fall due. The Group's liquidity position is carefully monitored and managed. The Group has in place a detailed budgeting and cash forecasting process to help ensure that it has adequate cash available to meet its payment obligations.

At 31 December 2006 the Group had in place financing facilities for management of its day to day liquidity requirements with the following banks:

	2006	2005
Committed credit lines		
Societe Generale; Calyon; ING Bank N.V., London Branch; Mizuho Corporate Bank, Ltd.; Sumitomo Mitsui Banking Corporation Europe Limited; The Bank of Tokyo-Mitsubishi, Ltd.; West LB AG; CJSC KB "Citibank"	400	400
OJSC "Sberbank"	-	486
Barclays Capital; BNP Paribas (Suisse) S.A.	-	295
Total committed credit lines	**400**	**1,181**
Uncommitted credit lines		
CJSC "Gazprombank"	120	120
CJSC "ING Bank (Eurasia)"	100	100
OJSC "Vneshtorgbank"	100	100
CJSC "West LB Vostok"	76	50
CJSC "BNP Pariba"	50	50
CJSC "Natexis Bank"	50	50
CJSC "Drezdner bank"	50	50
CJSC "Calyon Rusbank"	50	50
OJSC "Bank Uralsib"	50	30
CJSC "Societe Generale Vostok"	40	35
LLC "Deutsche bank"	37	30
OJSC "Eurofinance Mosnarbank"	35	-
CJSC KB "Citibank"	25	25
CJSC "Commerzbank (Eurasia)"	20	20
OJSC KB "MBRD"	20	20
Other	-	14
Total uncommitted credit lines	**823**	**744**
Bank overdraft facilities		
BNP Paribas Suisse (Switzerland)	150	75
ING (Switzerland)	100	100
Rosbank (Russia)	95	-
Credit Suisse (Switzerland)	75	75
Natexis (France)	75	-
Banque Cantonale Vaudoise (Switzerland)	50	50
UBS (Switzerland)	40	-
Total bank overdraft facilities	**585**	**300**
Total borrowing facilities	**1,808**	**2,225**
Less: Outstanding letters of credit	(194)	(61)
Less: Loans received related to the above facilities	(145)	(312)
Net facilities available	**1,469**	**1,852**

US Dollars million

41. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates. Accordingly, the estimates applied are not necessarily indicative of the amounts that the Group could realise in a current market exchange. The use of different assumptions and estimation methodologies may have a material impact on the estimated fair values.

At 31 December 2006 the estimated fair values of financial instruments, consisting of investments in securities, trade and other receivables, loans advanced and promissory notes, other current assets, derivative financial liabilities and trade and other payables approximates their carrying value due to the short-term nature of these instruments. At 31 December 2006 USD 500 million of corporate bonds due in 2009 had a fair value of 106% or USD 530 million. The fair value of other fixed-rate debt and floating-rate debt approximates its carrying value.

42. DISCONTINUED OPERATION

On 30 September 2005 at an Extraordinary General Meeting of shareholders, the majority of shareholders of OJSC "MMC Norilsk Nickel" voted in favour of the spin-off of CJSC "Gold Mining Company Polus" and its subsidiaries (the "Polyus Group") into a new company OJSC "Polyus Gold" by way of a single transaction which was completed on 17 March 2006.

The results of operations and net cash flows of Polyus Group were as follows:

	Period from 1 January 2006 to 17 March 2006	**Year ended 31 December 2005**
Metal sales	132	473
Cost of metal sales	(71)	(269)
Selling, general and administrative expenses	(15)	(60)
Other net operating expenses	(23)	(29)
Finance costs	(2)	(3)
Net income from investments	984	13
Profit before income tax	**1,005**	**125**
Income tax	(12)	(51)
Profit for the period	**993**	**74**
Net cash (used in)/generated from operating activities	(56)	52
Net cash generated from/(used in) investing activities	1,963	(296)
Net cash generated from/(used in) financing activities	50	(30)

US Dollars million

The major classes of assets and liabilities of Polyus Group were as follows:

	17 March 2006	31 December 2005
Property, plant and equipment and other non-current assets	1,164	1,109
Cash and cash equivalents	2,366	28
Investments in securities and other current assets	772	2,161
Non-current liabilities	(240)	(236)
Trade and other payables	(294)	(237)
Net assets	**3,768**	**2,825**
Less: Shares of OJSC "Polyus Gold" received by the Group	(39)	n/a
Less: Minority interest	(31)	n/a
Net assets distributed to shareholders	**3,698**	**n/a**

43. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Proposed spin-off of energy assets

On 15 May 2007 the Board of Directors of OJSC "MMC Norilsk Nickel" made a decision to spin-off the Group's non-core energy assets into a separate company. The ordinary shares of the newly established company will be distributed among shareholders of OJSC "MMC Norilsk Nickel". The subject of spin-off is the Group's energy assets excluding assets involved in energy supplies for Transpolar branch of OJSC "MMC Norilsk Nickel". The list of such assets will be finalised in August – September 2007. The spin-off is a subject to final approval by an Extraordinary General Meeting of shareholders in December 2007 and, if approved, is expected to be completed in the first half of 2008.

Acquisition of Energy assets

Acquisition of shares in TGK-14

On 30 January 2007 the Group acquired 215,412 million of ordinary shares, or 27.8% of the issued share capital of OJSC "Territorial Generation Company 14" ("TGK-14") for a cash consideration of USD 44 million.

Acquisition of shares in OGK-3

On 26 March 2007 in addition to 14.6% of share capital of OJSC "Third Generation Company of the Wholesale Electricity Market" ("OGK-3") (refer to note 21) the Group acquired additional 17,836 million of ordinary shares for a cash consideration of USD 3,121 million. After the completion of the transaction the Group owns 46.6% of OGK-3 share capital.

Acquisition of nickel business of OM Group, Inc.

On 1 March 2007 the Group acquired 100% of share capital of OMG Harjavarta Nickel Oy, 100% of share capital of OMG Cawse Proprietary Limited, 20% of share capital of MPI Nickel Proprietary Limited, 4% of ordinary shares of Talvivaaran Kaivososakeyhtiö and the debt interest convertible up to a maximum of 7% of ordinary shares of Talvivaaran Kaivososakeyhtiö for a cash consideration of USD 505 million, including certain adjustments for working capital and net cash position as determined by the agreement.

US Dollars million

At the closing of the transaction the Group entered into five year supply agreement with OM Group, Inc. to supply up to 2,500 metric tons (mt) per year of cobalt metal, up to 2,500 mt per year of cobalt contained in cobalt hydroxide concentrate and up to 1,500 mt per year of cobalt contained in cobalt sulphate solution, along with various nickel and copper based raw materials produced at Harjavarta Nickel Oy.

Acquisition of LLC "GRK "Bystrinskoye"

In February 2007 the Group finalised the acquisition of 100% of share capital of LLC "GRK "Bystrinskoye". In the consolidated financial statements for the year ended 31 December 2006, LLC "GRK "Bystrinskoye" was accounted for as a special purpose entity.

Offers for acquisitions of assets

OGK-3

On 2 May 2007 the Group submitted an offer to shareholders of OGK-3 to acquire additional 25,347 million of ordinary shares at 4.54 RUR per share. Total consideration is estimated to be approximately USD 4.5 billion (at exchange rate on 2 May 2007). The offer remains open to 18 July 2007.

LionOre Mining International Limited

On 23 May 2007 the Group submitted an offer to shareholders of LionOre Mining International Limited ("LionOre") to acquire 100% of share capital at 27.5 Canadian dollar (USD 25.4 at exchange rate on 23 May 2007) for one LionOre ordinary share. Assuming all ordinary shares are acquired, the transaction is valued at approximately 6.8 billion Canadian dollar (USD 6.2 billion at exchange rate on 23 May 2007). The acquisition will be financed through existing cash resources and credit facilities. The offer remains open to 18 June 2007, unless extended or withdrawn.

US Dollars million

44. INVESTMENTS IN SIGNIFICANT SUBSIDIARIES AND ASSOCIATES

	Nature of business	Effective % held 2006	Effective % held 2005
Subsidiaries by country of incorporation			
Russian Federation			
OJSC "RAO "Norilsk Nickel"	Distribution	98.9	98.9
OJSC "Taimyrgaz"	Gas extraction	98.4	98.4
OJSC "Yenisey River Shipping Company"	River shipping operations	43.9	43.9
OJSC "Arkhangelsk Sea Commercial Port"	Sea shipping operations	53.1	53.1
CJSC "NORMETIMPEX"	Distribution	100.0	100.0
OJSC "Kolskaya Mining and Metallurgical Company"	Mining	100.0	100.0
CJSC "Alykel"	Airport	100.0	100.0
LLC "Institut Gypronickel"	Science	100.0	100.0
OJSC "Norilsky Kombinat"	Lessor of equipment	98.8	98.8
OJSC "Kombinat "Severonickel"	Lessor of equipment	98.9	98.9
OJSC "Gornometallurgichesky Kombinat "Pechenganickel"	Lessor of equipment	98.9	98.9
LLC "UK "Zapolyarnaya stolitsa"	Utilities	100.0	100.0
CJSC "Kraus-M"	Property holding	100.0	100.0
LLC "Norilsk Telecom"	Telecommunications	100.0	100.0
CJSC "Taimyrskaya Toplivnaya Kompaniya"[1]	Supplier of fuel	100.0	100.0
OJSC "Norilsko-Taimyrskaya Energeticheskaya Kompaniya"[1]	Electricity utilities	51.0	51.0
LLC "Terminal"	Sea shipping operations	100.0	100.0
LLC "Norilsknickelremont"[1]	Repairs	100.0	-
LLC "Zapoliarnaya stroitelnaya companiya"[1]	Construction	100.0	-
LLC "Norilskyi obespechivaushyi complex"[1]	Supplier of inventory	98.8	-
LLC "GRK "Bystrinskoye"[2]	Mining	-	-
CJSC "Gold Mining Company Polus"[3]	Mining	-	100.0
OJSC "Matrosov Mine"[3]	Mining	-	88.4
OJSC "Lenzoloto"[3]	Mining	-	68.2
CJSC "Tonoda"[3]	Mining	-	100.0
LLC "LZRK"[3]	Management company	-	100.0
OJSC "Pervenets"[3]	Mining	-	100.0
CJSC "Vitimenergo"[3]	Electricity utilities	-	100.0
OJSC "Aldanzoloto GRK"[3]	Mining	-	99.2
OJSC "Yuzhno-Verkhoyanskaya Gornaya Kompaniya"[3]	Mining	-	50.0
OJSC "Yakutskaya Gornaya Kompaniya"[3]	Mining	-	100.0
OJSC "Taimyrenergo"[4]	Lessor of equipment	98.8	-

[1] Established as part of reorganisation of OJSC "MMC Norilsk Nickel".
[2] Special purpose entity of the Group.
[3] Disposed of on disposal of Polyus Group.
[4] Acquired in 2006 (refer to note 36).

US Dollars million

	Nature of business	Effective % held 2006	Effective % held 2005
China			
Norilsk Nickel (Asia) Limited	Distribution	100.0	100.0
Great Britain			
Norimet Limited	Investment holding	100.0	100.0
Norilsk Nickel Europe Limited	Distribution	100.0	100.0
Luxembourg			
Norilsk Nickel Finance Luxembourg S.A.	Financing	100.0	100.0
Switzerland			
Norilsk Nickel Holding S.A.	Investment holding	100.0	100.0
Metal Trade Overseas S.A.	Distribution	100.0	100.0
United States of America			
Stillwater Mining Company	Mining	54.5	54.9
Norilsk Nickel USA	Distribution	100.0	100.0
Cyprus			
Norilsk Nickel (Cyprus) Limited[1]	Investment holding	100.0	-
Associates by country of incorporation			
Russian Federation			
OJSC "Norilskgazprom"	Gas extraction	29.4	29.4
OJSC "Krasnoyarskenergo"	Electricity utilities	25.7	25.7
OJSC "Kolenergo"	Electricity utilities	24.9	24.9
OJSC "Krasnoyarskaya generatsiya"	Electricity utilities	-	25.5
British Virgin Islands			
Smart Hydrogen Inc.[1]	Holding company	50.0	-

[1] Established in 2006.

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5.The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information:	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information
Type of the Issuer's financial (accounting) statements (consolidated or individual), the reporting period: ***consolidated financial statements for 2006 prepared in compliance with International Financial Reporting Standards;*** The date of filing the company's financial (accounting) statements with the relevant body (organization), that regulates the market of foreign securities, with foreign organizer of security trade and/or other organizations as required by foreign law for the purposes of such disclosure to general public: ***June 8, 2007;*** Financial reporting standards used to prepare the Issuer's financial (accounting) statements (IFRS or US GAAP): ***IFRS;*** Full name and location of the auditor, auditing license details: ***Closed Joint Stock Company Deloitte and Touche CIS;*** ***Business Centre Mokhovaya, Vozdvizhenka, 4/7, bldg.2, Moscow, 125009;*** ***License No. E 002417 dated November 6, 2002, issued by the Ministry of Finance of the Russian Federation for the term of 5 years (Order No. 255)*** ***The consolidated financial statements for 2006 are presented on the Company's website http://www.nornik.ru/en/***

Head of Investor Relations Department
MMC Norilsk Nickel
(Power of Attorney No. ГМК-115/70-нм of 27.12.2006) — *Usanov D.A.*

June 8, 2007

MMC NORILSK NICKEL PRESENTS THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

Open Joint Stock Company ("OJSC") Mining and Metallurgical Company Norilsk Nickel ("MMC Norilsk Nickel" or the "Company") and its subsidiaries (the "Group") present the consolidated financial statements for the year ended 31 December 2006, prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated annual financial statements have been audited by Deloitte & Touche in accordance with the International Standards on Auditing, and they have issued an unqualified audit opinion.

The measurement currency of the consolidated annual financial statements is the Russian Rouble, which reflects the economic substance of the operations conducted by the Group which has most of its assets in the Russian Federation.

The Group has selected the US Dollar as its presentation currency. Using USD as a presentation currency is common practice for global mining companies.

On 15 May 2007, the Board of Directors of MMC Norilsk Nickel approved the Group's reorganization plan involving the spin-off of non-core energy assets into a separate company, shares of which will be distributed among MMC Norilsk Nickel shareholders on a proportional basis. Strategic energy assets engaged in power supply to the Group's production facilities in the Taimyr Peninsula, will not be subject to spin-off. Shareholders that will not vote or will vote against the reorganization will be entitled to present their ordinary shares in MMC Norilsk Nickel for repurchase. The project time schedule and final list of the energy assets to be spun-off will be determined by September 2007.

Separate disclosure of the disposal group of assets and liabilities will be presented in the Group's consolidated financial statements for the year ending 31 December 2007.

Presentation of the Polus Group's results in the consolidated annual financial statements

The financial performance of the Polus Group was reflected in the consolidated financial statements of the Group for the two years ended 31 December 2006 as follows:

- *Consolidated income statement*
  - The financial results of operations of the Polus Group for the period from 1 January 2006 to 17 March 2006 (date of completion of the spin-off transaction) are not consolidated, and are shown separately as income for the period from discontinued operations.
  - The financial results of operations of the Polus Group for the year ended 31 December 2005 are not consolidated and are shown separately as income for the year from discontinued operations.
- *Consolidated balance sheet*
  - The consolidated balance sheet of the Group as at 31 December 2006 is presented excluding the Polus Group data effective from 17 March 2006.
  - The consolidated balance sheet of the Group as at 31 December 2005 is presented with the Polus Group data being disclosed separately as assets and liabilities to be disposed of.
- *Consolidated statement of cash flows*
  - The consolidated cash flow statements of the Group for the two years ended 31 December 2006 are presented inclusive of the Polus Group data for the period from 1 January 2006 to 17 March 2006 and for the full year ended 31 December 2005.

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2006
(US Dollars million)

	Notes	2006	2005	% change y-o-y
Metal sales				
Nickel		6,228	3,674	*70*
Copper		2,841	1,644	*73*
Palladium		1,265	914	*38*
Platinum		1,116	864	*29*
Gold		100	73	*37*
Metal sales	1	**11,550**	**7,169**	*61*
Cost of metal sales	2	(3,158)	(2,994)	*5*
Gross profit on metal sales		**8,392**	**4,175**	***101***
Gross profit		*73%*	*58%*	
Selling, general and administrative expenses	3	(1,090)	(841)	*30*
Other net operating expenses	4	(278)	(156)	*78*
Operating profit		**7,024**	**3,178**	***121***
Finance costs	5	(21)	(121)	
Net (loss)/income from investments	6	(226)	59	
Profit before income tax		**6,777**	**3,116**	***117***
Income tax	7	(1,805)	(838)	
Profit for the year from continuing operations		**4,972**	**2,278**	***118***
Profit for the year from discontinued operations	8	993	74	
Profit for the year	**9**	**5,965**	**2,352**	***154***
Attributable to:				
Shareholders of the parent company		5,989	2,355	
Minority interest		(24)	(3)	
		5,965	2,352	
Profit for the year		*52%*	*33%*	
Weighted average number of ordinary shares in issue during the year		**188,767,177**	**201,242,833**	
Basic and diluted earnings per share from continuing and discontinued operations attributable to shareholders of the parent company (US Dollars)		**31.7**	**11.7**	***171***
Basic and diluted earnings per share from continuing operations attributable to shareholders of the parent company (US Dollars)		**26.5**	**11.3**	***135***

1. METAL SALES

In 2006, revenues from metal sales totalled USD 11,550 million, which represented a 61% increase from 2005. The main factor of revenue growth in 2006 was the overall increase of sales prices for the metals produced by the Group.

The favourable situation in the metal markets, expansion of the sales geography and focus on end customers enabled the Group to have a revenue increase for all metals of USD 4,381 million, of which USD 3,751 million (86%) was for base metals, and USD 630 million (14%) for PGMs and gold.

Adjusted [1] average selling prices of metals (excluding Polus Group and Stillwater Mining Company)

Metal	2006	2005	*% change y-o-y*
Nickel (US Dollars per tonne) [1]	24,081	14,560	*65*
Copper (US Dollars per tonne)	6,689	3,652	*83*
Palladium (US Dollars per ounce)	321	205	*57*
Platinum (US Dollars per ounce)	1,133	901	*26*
Gold (US Dollars per ounce)	608	450	*35*

Physical volumes of metal sales (excluding Polus Group)

Metal	2006	2005	*% change y-o-y*
MMC Norilsk Nickel			
Nickel ('000 tonnes) [1]	257	244	*5*
Copper ('000 tonnes)	424	450	*(6)*
Palladium ('000 ounces)	3,220	3,231	-
Platinum ('000 ounces)	750	758	*(1)*
Gold ('000 ounces)	153	162	*(6)*
Stillwater Mining Company			
Palladium ('000 ounces)	648[2]	933[3]	*(31)*
Platinum ('000 ounces)	326	216	*51*
Gold ('000 ounces)	11	-	-

Notes:
(1) Excluding sales of metal purchased from third parties.
(2) Including 63,000 ounces of palladium delivered ex the inventory received in 2003, as part payment in MMC Norilsk Nickel share purchase transaction.
(3) Including 439,000 ounces of palladium delivered ex the inventory received in 2003, as part payment in MMC Norilsk Nickel share purchase transaction.

Nickel

The revenue from nickel sales increased by 70% and reached USD 6,228 million in 2006 as compared to USD 3,674 million in 2005. Due to a significant growth in the adjusted average selling price of nickel by 65% – from USD 14,560 per tonne in 2005 to USD 24,081 per tonne in 2006. During 2006 the physical volumes of nickel sales (excluding sales of metal purchased from third parties) increased by 5% (or 13,000 tonnes) to 257,000 tonnes as compared to 244,000 tonnes in 2005.

Copper

Revenue from copper sales increased by 73% from USD 1,644 million in 2005 to USD 2,841 million in 2006. In 2006, the decrease in physical volume of copper sales by 6% (or 26,000 tonnes) to 424,000 tonnes as compared to 450,000 tonnes in 2005 was offset by an increase in the average selling price by 83% – from USD 3,652 per tonne in 2005 to USD 6,689 in 2006.

Palladium

Palladium sales increased by 38% from USD 914 million in 2005 to USD 1,265 million in 2006.

Palladium sales excluding sales of Stillwater Mining Company increased by 56% from USD 661 million in 2005 to USD 1,033 million in 2006. In physical terms, sales of palladium produced by the Group in Russia amounted to 3,220,000 ounces in 2006, which is practically the same as sales for 2005, which amounted to 3,231,000 ounces.

The palladium sales by Stillwater Mining Company decreased by 8% from USD 253 million in 2005 to USD 232 million in 2006. The decrease in revenue is explained by a 31% decrease in physical volumes of sales, which was due to the sales in the previous periods of metal received by the company from the Group as part payment for the purchase of Stillwater Mining Company shares, and an increase in the sales of palladium received from processing scrap. In 2006, Stillwater Mining Company sold 648,000 ounces of palladium, including 63,000 ounces of palladium received from the Group in 2003 (as compared to 933,000 ounces in 2005, including 439,000 ounces received from the Group in 2003). The decrease in the physical volume of sales was offset by the increase in the sales price.

Platinum

Platinum sales increased by 29% from USD 864 million in 2005 to USD 1,116 million in 2006

Sales of platinum produced by the Group in Russia increased by 24% from USD 683 million in 2005 to USD 850 million in 2006. The increase is explained mainly by the growth of the sales price by 26% from USD 901 per ounce in 2005 to USD 1,133 per ounce in 2006; with a slight decline in the physical sales volumes of 1% (8,000 ounces) to 750,000 ounces in 2006.

Platinum sales by Stillwater Mining Company increased by 47% from USD 181 million in 2005 to USD 266 million in 2006. The main growth factor is the increase of sales in physical terms by 51% (110,000 ounces) from 216,000 ounces in 2005 to 326,000 ounces in 2006, which relates primarily to the growth of sales of platinum received from processing secondary material.

Gold (excluding Polus Group)

Gold sales increased by 37% from USD 73 million in 2005 to USD 100 million in 2006. The increase is explained mainly by an increase in sales prices of 35% from USD 450 per ounce in 2005 to USD 608 per ounce in 2006. In physical terms, sales of gold produced by the Group in Russia amounted to 153,000 ounces and by Stillwater Mining Company to 11,000 ounces or 164,000 ounces in total as compared to 162,000 ounces of gold in 2005.

2. COST OF METAL SALES

Cost of metal sales (excluding Polus Group)
(US Dollars million)

	2006	% of Total	2005	% of Total	% change y-o-y
Total cash operating costs (see table below)	2,538	*82*	2,410	*83*	*5*
Amortisation and depreciation of operating assets	568	*18*	498	*17*	*14*
Total production costs	**3,106**	**100**	**2,908**	**100**	*7*
Decrease in metal inventories	52		86		*(40)*
Cost of metal sales	**3,158**	**100**	**2,994**	**100**	*5*

Cost of metal sales increased by 5% from USD 2,994 million in 2005 to USD 3,158 million in 2006.

Cash operating costs

Cash operating costs increased by 5% to USD 2,538 million in 2006 against USD 2,410 million in 2005.

The cash operating cost structure virtually did not change in 2006. Labour remained the most significant item of cash operating costs, increasing its share of the general structure of operating costs from 32% in 2005 to 34% in 2006. In addition, the share of scrap PGM costs also increased from 3% in 2005 to 8% in 2006, due to purchases by Stillwater Mining Company.

In 2006, the Group continued to cut expenses on metals purchased from third parties. The share of this item in the general structure of cash operating costs changed from 3% in 2005 to 1% in 2006. Additionally, in 2006 the Group substantially reduced the purchases and processing of scrap copper, which resulted in the reduction of the share of this item in the total volume of cash costs – from 3% in 2005 to almost zero in 2006.

Key reasons for the growth in total cash operating costs of USD 467 in 2006, before revenue from sales of by-products, compared to 2005 included:

- an increase effect arising from the translation into presentation currency by USD 94 million;
- an absolute increase of cash operating costs by USD 373 million.

Cash operating costs (excluding Polus Group)
(US Dollars million)

	2006	% of Total	2005	% of Total	% change y-o-y
Labour	1,060	*34*	862	*32*	*23*
Consumables and spares	833	*27*	765	*28*	*9*
PGM scrap purchase	268	*8*	82	*3*	*227*
Repairs and maintenance	171	*5*	134	*5*	*28*
Transportation	143	*4*	117	*4*	*22*
Insurance	139	*4*	116	*4*	*20*
Tax on mining and pollution levies	127	*4*	119	*4*	*7*
PGM toll refining costs	77	*2*	76	*3*	*1*
Utilities	73	*2*	88	*3*	*(17)*
Exploration expenses	49	*2*	39	*1*	*26*
Cost of refined metals purchased from third parties	28	*1*	91	*3*	*(69)*
Non-ferrous scrap metal purchased	5	-	87	*3*	*(94)*
Other costs	237	*7*	167	*7*	*42*
Total cash operating costs	**3,210**	**100**	**2,743**	**100**	17
Revenue from sales of by-products	**(672)**		**(333)**		*102*
Total cash operating costs	**2,538**		**2,410**		*5*

Labour

In 2006, labour costs increased by USD 198 million (or 23%) to USD 1,060 million. The increase is caused by the effect of translation into presentation currency by USD 34 million and an increase in the salary level by USD 164 million.

Consumables and spares

Consumables and spares costs in 2006 increased by USD 68 million (or 9%) up to USD 833 million. The increase is caused by the effect of translation into presentation currency by USD 30 million and the growth of purchase prices for inventories due to inflation.

PGM scrap purchase

In 2006, purchases of PGM scrap increased by USD 186 million (or 227%) to USD 268 million due to the increase in purchases by Stillwater Mining Company to effectively utilize production capacities and increase PGM production.

Repairs and maintenance

In 2006, repairs and maintenance costs increased by USD 37 million (or 28%) to USD 171 million due to mid-life repair of the flash smelting line in the Taimyr Peninsula, and also due to inflation.

Transportation

The increase of metals transportation cost by USD 26 million (or 22%) up to USD 143 million in 2006 are related mainly to the increase in transportation tariffs. In addition, there was an increase in cargo insurance, which generally is in line with the growth of prices for metal products.

Insurance

Insurance expenses in 2006 increased by USD 23 million (or 20%) up to USD 139 million. The reason was the introduction of additional insurance related to the risk of downtime of the main production unit.

Tax on mining and pollution levies

Tax on mining and pollution levies increased by USD 8 million (or 7%) up to USD 127 million in 2006, which is mainly caused by the increase in the taxable base for mining tax purposes due to the increase in cost of production and the effect of translation into the presentation currency.

PGM toll refining costs

In 2006, PGM toll refining costs increased by USD 1 million (or 1%) up to USD 77 million due to the effect of translation into presentation currency.

Utilities

In 2006, expenses on utilities decreased by USD 15 million (or 17%) to USD 73 million. The main reason for the decrease was the long-term agreement signed in August 2005 for the long-term lease of generating and transmitting capacities of OJSC Taimyrenergo as a single production facility and replacement of expenses on electric power supplies and utilities with corresponding lease payments. Lease costs within cash operating expenses were recorded as other expenses, which partially explain the related dynamics of other expenses growth. After the acquisition in July 2006 of a 100% stake in OJSC Taimyrenergo lease expenses were replaced with the respective depreciation charges recorded as depreciation of property, plant and equipment.

Exploration expenses

The increase in exploration expenditures in 2006 by USD 10 million (or 26%) to USD 49 million as compared with 2005 is caused by significant growth of exploration work (more than twice as large) performed by GRK Bystrinskoye aimed at classifying and expanding mineral resource base of the Group.

Cost of refined metals purchased from third parties

In 2006, the cost of refined metal purchased from third parties decreased by USD 63 million (or 69%) to USD 28 million, mainly due to decrease of beneficial offerings in the market.

Non-ferrous scrap metal purchased

In 2006, the purchase of scrap non-ferrous metals decreased by USD 82 million (or 94%) and amounted to USD 5 million as a result of the cessation of scrap copper processing at OJSC Kola MMC due to high purchasing prices and a sharp decline in the profitability of finished copper from scrap.

Other cash costs

In 2006, other cash costs increased by USD 70 million (or 42%) up to USD 237 million due to the increase in transportation expenses related to the increase of copper transportation to high-value added production and growth of internal transportation tariffs, increase in the volume and cost of services related to tailings pipe maintenance and relocation, growth of lease tariffs and increase in other expenses related mainly to inflation.

Sales of by-products

Sales of by-products in 2006 increased by USD 339 million (or 102%) and totalled USD 672 million mainly due to the increase of selling prices for by-product metals.

Amortisation and depreciation of operating assets

In 2006, amortisation and depreciation charges increased by USD 70 million (or 14%) up to USD 568 million as compared with 2005 due to the launch of the facilities of:

- the second start-up complex at Severny Gluboky Mine in the Kola Peninsula;

– the start-up complex of OJSC Taimyrgaz;
– the resource base and enrichment facilities in the Taimyr Peninsula; and
– purchase of OJSC Taimyrenergo assets in July 2006.

Decrease in metal inventories

The main reasons for the decrease in the balance of metal inventories in 2006 were as follows:

– increase in operating expenses at Taimyr and Kola Peninsulas resulted generally in the increase of unit cost of production, which, in turn, led to an increase in the value of inventories by USD 24 million;
– the actual cessation of the scrap copper purchases made a material impact on the unit cost of production of copper at Kola Peninsula and resulted in significant decline in both the value and the volume of copper stock by USD 10 million at Kola Peninsula;
– reduction of palladium balances by USD 11 million, received in 2003 from MMC Norilsk Nickel as part payment of the share purchase transaction of Stillwater Mining Company.

Total production cost per unit of metal produced

	Taimyr Peninsula			Kola Peninsula		
Metal	**2006**	**2005**	*% change y-o-y*	**2006**	**2005**	*% change y-o-y*
Nickel (US Dollars per tonne)	4,477	4,637	(3)	5,701	5,177	10
Copper (US Dollars per tonne)	1,265	1,020	24	1,659	2,940	(44)
Palladium (US Dollars per ounce)	92	85	8	116	88	32
Platinum (US Dollars per ounce)	350	364	(4)	439	374	17
Gold (US Dollars per ounce)	183	181	1	227	185	23

In 2006, the total cost of nickel production per tonne in the Taimyr Peninsula decreased by 3% to USD 4,477 per tonne, whereas in the Kola Peninsula the cost of nickel production increased by 10% to USD 5,701 per tonne.

The main reason for the decrease in nickel production cost in the Taimyr Peninsula was the reallocation of production costs between nickel and copper, based on the relative sales value of the joint products, to increase the proportionate share of production cost of copper as a result of the higher copper price (+83%) as compared to nickel (+65%) in 2006. The increase in the cost of nickel production in the Kola Peninsula is due to the reallocation of costs between nickel and copper, based on the relative sales values of the joint products, to increase the share of production cost of nickel as a result of the decline of the copper production in 2006 by 38% mainly as a result of the actual abandonment of the purchase of scrap copper for processing, and the growth of production costs generally.

In 2006, the cost of copper production per tonne in the Taimyr Peninsula increased by 24% to USD 1,265 per tonne, and decreased by 44% to USD 1,659 per tonne in the Kola Peninsula. The main reason for the increase in the copper production cost in the Taimyr Peninsula was the reallocation of production costs to copper due to higher copper price. The cost of copper production in the Kola Peninsula decreased due to the actual abandonment of the processing of scrap copper.

In 2006, the cost of palladium production per ounce in the Taimyr Peninsula increased by 8% to USD 92 per ounce, and increased by 32% to USD 116 per ounce in the Kola Peninsula. The increase in the cost of palladium production in the Peninsulas was due to:

– a general increase in the overall production costs;
– a larger allocation of production cost in the Kola Peninsula to palladium due to the abandonment of the purchase and processing of scrap copper;

– the increase in the relative sales value of palladium due tot the reduction in the volume of copper produced due tot the abandonment of the purchase and processing of scrap copper, as compared to 2005.

In 2006, the cost of platinum production in the Taimyr Peninsula decreased by 4% to USD 350 per ounce, and increased by 17% to USD 439 per ounce in the Kola Peninsula. The decrease of the cost of platinum in the Taimyr Peninsula relates to the reallocation of production costs between copper and palladium, and the increase in the Kola Peninsula - to the reallocation of costs to nickel, palladium and platinum, the growth of general production costs and the effect of translation to the presentation currency.

In 2006, the cost of gold production in the Taimyr Peninsula increased by 1% to USD 183 per ounce, and by 23% to USD 227 per ounce in the Kola Peninsula. Ignoring the effect of translation to presentation currency, the product unit cost even decreased, which was explained by the reallocation of production costs between copper and palladium. The increase in prices for copper, nickel and palladium significantly outperformed the prices realized for the other metals sold by the Group. The increase of the cost of gold production in the Kola Peninsula is explained by the general increase of production costs.

3. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

During 2006, selling, general and administrative expenses increased by USD 249 million (or 30%) to USD 1,090 million as compared to USD 841 million in 2005. The increase due to the effect of translation to presentation currency amounted to USD 33 million.

Selling, general and administrative expenses (excluding Polus Group)
(US Dollars million)

	2006	*% of Total*	2005	*% of Total*	*% change y-o-y*
Export customs duties	484	*44*	301	*36*	***61***
Salaries	240	*22*	194	*23*	***24***
Taxes other than mining and income taxes and pollution levies	82	*8*	68	*8*	***21***
Advertising	70	*6*	58	*7*	***21***
Other expenses	214	*20*	220	*26*	***(3)***
Selling, general and administrative expenses	**1,090**	**100**	**841**	**100**	**30**

Export customs duties

Export customs duty increased by USD 183 million (or 61%) to USD 484 million in 2006, which is completely in line with the dynamics of growth of export revenues, which basically form the basis for calculation of customs payments.

Salaries

Labour costs increased by USD 46 million (or 24%) to USD 240 million. The main reason for the growth was salary increase.

Other expenses

Such as transportation, legal, auditing, insurance and other expenses decreased during the reporting year.

4. OTHER NET OPERATING EXPENSES

During 2006, other net operating expenses increased by USD 122 million to USD 278 million as compared to USD 156 million in 2005. The main reason for the growth was the increase of expenses related to recognition of loss from impairment of property, plant and equipment, and the effect of exchange rate differences as a result of the Russian Rouble's ("RUR") appreciation against the US Dollar during 2006.

Other net operating expenses (excluding Polus Group)
(US Dollars million)

	2006	*% of Total*	2005	*% of Total*	*% change y-o-y*
Impairment of property, plant and equipment	87	*31*	10	*6*	*770*
Maintenance of social sphere facilities	78	*28*	69	*44*	*13*
Donations	68	*24*	49	*31*	*39*
Foreign exchange loss/(gain), net	33	*12*	(1)	-	-
Loss on disposal of property, plant and equipment	21	*8*	28	*18*	*(25)*
Change in provision for tax penalties	19	*7*	15	*10*	*27*
Change in allowance for value added tax recoverable	9	*3*	15	*10*	*(40)*
Change in allowance for doubtful debts	5	2	(10)	*(6)*	-
Operating profit of non-mining entities	(28)	*(10)*	(16)	*(10)*	*75*
Other	(14)	*(5)*	(3)	*(2)*	*367*
Other net operating expenses	**278**	**100**	**156**	**100**	**78**

5. FINANCE COSTS

During 2006, interest expenses decreased by USD 100 million to USD 21 million as compared to USD 121 million in 2005. The main reason for the decrease was the appreciation of the RUR against the US Dollar during 2006 as compared to a depreciation of the same in 2005, and the currency exchange gain arising from the revaluation of borrowings denominated in US Dollars. Interest expenses on borrowings also decreased by USD 15 million to USD 60 million as compared to USD 75 million in 2005, as a result of decrease of the averaged amount borrowed for the year.

Finance costs (excluding Polus Group)
(US Dollars million)

	2006	2005	*% change y-o-y*
Interest expense on borrowings	60	75	*(20)*
Unwinding of discount on decommissioning obligations	19	12	*58*
Interest expense on pension obligations	7	8	*(13)*
Foreign exchange (gains)/loss on revaluation of borrowings, net	(65)	26	-
Total finance costs	**21**	**121**	***(83)***

6. NET (LOSS)/INCOME FROM INVESTMENTS

During 2006, losses arising from investing activities increased by USD 285 million and amounted to USD 226 million as compared to gains from investing activities of USD 59 million in 2005. The main reasons for the result were the loss arising on the disposal of the investment in Gold Fields Ltd.

7. INCOME TAX

Income tax
(US Dollars million)

	2006	2005	% change y-o-y
Current tax	1,893	911	*108*
Deferred tax	(88)	(73)	*(21)*
Total income tax expense	**1,805**	**838**	**115**

During 2006, the total income tax expense increased by 115% to USD 1,805 million from USD 838 million in 2005. This increase was mainly due to the growth of pre-tax income of the Group, the main reason for which was the growth of the revenue from metal sales. The effective tax rate did not change from 2005 and remained at 27%.

8. PROFIT FOR THE YEAR FROM DISCONTINUED OPERATIONS

Due to the spin-off of the gold mining assets the financial result, assets and liabilities of the Polus Group intended for disposal were presented separately in the respective sections of the financial statements.

9. PROFIT FOR THE YEAR

Profit for the year increased from USD 2,352 million in 2005 to USD 5,965 million in 2006 as a result of higher prices for metals sold and better control over expenditures.

CONSOLIDATED BALANCE SHEET
AS OF 31 DECEMBER 2006

(US Dollars million)

	Notes	2006	% of Total	2005	% of Total	% change y-o-y
ASSETS						
Non-current assets						
Property, plant and equipment	10	8,134		7,145		
Intangible assets		73		44		
Investments in associates		208		95		
Investments in securities and other financial assets	11	2,615		690		
Other non-current assets	12	44		94		
Non-current assets of disposal group	13	-		1,109		
		11,074	*68*	**9,177**	*62*	*21*
Current assets						
Inventories	14	1,471		1,301		
Trade and other receivables		745		440		
Other current assets		707		567		
Investments in securities and other financial assets		104		134		
Cash and cash equivalents	15	2,178		922		
Current assets of disposal group	13	-		2,189		
		5,205	**32**	**5,553**	**38**	**(6)**
TOTAL ASSETS		**16,279**	**100**	**14,730**	**100**	**11**
EQUITY AND LIABILITIES						
Capital and reserves	**16**	**13,136**	***81***	**11,397**	***77***	***15***
Non-current liabilities						
Long-term borrowings	17	632		635		
Employee benefit obligations		57		56		
Environmental obligations		322		269		
Deferred tax liabilities		881		543		
Non-current liabilities of disposal group	13	-		236		
		1,892	**12**	**1,739**	**12**	**9**
Current liabilities						
Short-term borrowings	17	158		357		
Current portion of employee benefit obligations		259		212		
Trade and other payables		421		300		
Tax payable		393		187		
Derivative financial liabilities		15		-		
Dividends payable		5		301		
Current liabilities of disposal group	13	-		237		
		1,251	**7**	**1,594**	**11**	**(22)**
TOTAL EQUITY AND LIABILITIES		**16,279**	**100**	**14,730**	**100**	**11**

The balance sheet total as at the end of 2006 was USD 16,279 million and increased by USD 1,549 million (+11%), of which USD 832 million is due to the effect of translation to presentation currency.

The balance sheet structure has changed compared to 2005:

- the share of non-current assets increased from 62% to 68%;
- the liquidity of current assets increased (the share of cash and cash equivalents in the overall current assets increased from 17% to 42%);
- the share capital and reserves increased to 81% as compared to 77% in 2005;
- the share of current liabilities decreased from 11% to 7%.

Changes to other balance sheet items not discussed below were insignificant.

10. PROPERTY, PLANT AND EQUIPMENT

As at 31 December 2006, property, plant and equipment amounted to USD 8,134 million as compared to USD 7,145 million as at 31 December 2005. The increase in property, plant and equipment by USD 989 million was due to increase of capital construction of mining, metallurgical and energy facilities, additions of property, plant and equipment as a result of the acquisition of OJSC Taimyrenergo and the effect of translation to the presentation currency.

11. INVESTMENTS IN SECURITIES AND OTHER FINANCIAL ASSETS

As at 31 December 2006 investments in securities and other financial assets amounted to USD 2,615 million compared to USD 690 million as at 31 December 2005. The increase by USD 1,925 million resulted primarily from the acquisition of securities of OJSC OGK-3, and the receipt of shares OJSC TGK-1 as a result of the reform of the Russian energy sector. The value of the Group's financial investments into RAO UES of Russia shares was adjusted to reflect the results of the valuation, which corresponds to the change in the market value of the respective assets.

12. OTHER NON-CURRENT ASSETS

As at 31 December 2006, other non-current assets amounted to USD 44 million as compared to USD 94 million as at 31 December 2005. The decrease was due to the reduction of the long-term part of value added tax reimbursable, which is explained by changes in the tax legislation and tax administration effective 1 January 2006.

13. ASSETS AND LIABILITIES OF DISPOSAL GROUP

On 30 September 2005, at the Extraordinary General Meeting of Shareholders of MMC Norilsk Nickel, the majority of shareholders voted in favour of the spin-off of the CJSC Gold mining company Polus and its subsidiaries into a separate company OJSC Polyus Gold. Due to the spin-off of the gold mining assets the financial result, assets and liabilities of the Polus Group intended for spin-off were presented separately in the respective sections of the consolidated balance sheet as of 31 December 2005, which is in compliance with the requirements of the International Financial Reporting Standard No. 5 "Non-Current Assets Held for Sale and Discontinued Operations". The results from Polus Group operations for the year ended 31 December 2005 and from 1 January 2006 to 17 March 2006 – the completion date of the spin-off, are also shown separately as income from discontinued operations.

14. INVENTORIES

As at 31 December 2006, inventory of finished goods, work-in-process and stores and materials amounted to USD 1,471 million as compared to USD 1,301 million as at 31 December 2005. The increase in this line item was mainly due to the growth in value of by-product balances and the increase in the balances of stores and materials due to inflation, as well as the effect of translation to presentation currency (+USD 111 million).

15. CASH AND CASH EQUIVALENTS

As at 31 December 2006, cash and cash equivalents amounted to USD 2,178 million as compared to USD 922 million as at 31 December 2005. The increase in balances of cash and cash equivalents is mainly due to the significant growth of revenues from metal sales.

16. CAPITAL AND RESERVES

As at 31 December 2006, share capital and reserves amounted to USD 13,136 million (including minority interest of USD 319 million) as compared to USD 11,397 million (including minority interest of USD 334 million) as at 31 December 2005.

Key factors that affected share capital and reserves:

- profit for the year;
- dividends announced and paid by the Company during the financial year;
- repurchase of the Company's shares for USD 999 million;
- increase of the fair value reserve for investments available-for-sale;
- increase of the accumulated exchange rate differences provision.

17. BORROWINGS

As at 31 December 2006, long-term borrowings of the Group amounted to USD 632 million compared to USD 635 million as at 31 December 2005.

As at 31 December 2006, short-term borrowings (including current portion of long-term borrowings and overdrafts) amounted to USD 158 million compared to USD 357 million as at 31 December 2005. This decrease was mainly due to the material growth of own cash generated by operations to a level sufficient to finance the Group's investment activities.

(US Dollars million)

	Notes	2006	2005
Net cash generated from operating activities	18	5,647	2,961
Net cash generated from/(used in) investing activities	19	378	(1,427)
Net cash used in financing activities	20	(4,909)	(1,873)
Net increase/(decrease) in cash and cash equivalents	**21**	**1,116**	**(339)**
Cash and cash equivalents at beginning of the year		922	1,325
Effect of translation to presentation currency		140	(36)
Cash and cash equivalents of disposal group	13	-	(28)
Cash and cash equivalents at end of the year	**21**	**2,178**	**922**

18. NET CASH GENERATED FROM OPERATING ACTIVITIES

The main source of cash for the Group includes the net cash flows from operating activities. Due to the significant increase of revenue from metal sales in 2006 net cash generated by operations almost doubled and amounted to USD 5,647 million compared to USD 2,961 million in 2005.

During 2006, a considerable growth of operating cash flows enabled the MMC Norilsk Nickel to invest into operating assets and accumulate significant cash resources.

19. NET CASH GENERATED FROM INVESTING ACTIVITIES

Net cash inflow from investing activities in 2006 amounted to USD 378 million.

The main component of the cash inflow from investing activities was the sale of the financial investment of 20% in Gold Fields Ltd. for USD 1,925 million.

The cash outflow from investing activities comprised the following key components:

- purchase of shares in subsidiaries and associates for USD 264 million;
- acquisition of property, plant and equipment and intangible assets for USD 724 million.

20. NET CASH USED IN FINANCING ACTIVITIES

In 2006, net cash used in financing activities amounted to USD 4,909 million. The cash outflow comprised the following key components:

- cash distribution with regard to the spin-off of Polus Group of USD 2,366 million;
- repayment of short-term borrowing of USD 1,055 million;
- distribution of dividends for USD 1,079 million and repurchase of own shares for USD 999 million.

The cash outflow for financing activities was partially offset by cash proceeds from short-term borrowings of USD 573 million.

21. NET INCREASE IN CASH AND CASH EQUIVALENTS

Net cash and cash equivalents increased in 2006 by USD 1,256 million to USD 2,178 million. The Group plans to use the cash to finance capital investment in expansion and maintenance of production assets, purchase of metallurgical and energy assets and payment of dividends.

The full text of the consolidated financial statements of the Group for the year 2006 prepared in accordance with IFRS is available at the corporate web-site (www.nornik.ru/en) in Investor Relations/Financial Statements and Reports/Financial Statements section.

RECOMMENDATION OF THE BOARD OF DIRECTORS ON THE 2006 DIVIDEND

Based on the 9 months financial results of 2006, an Extraordinary General Meeting of Shareholders was held on 24 November 2006 and they approved the distribution of dividends in the amount of 10.7 billion RUR (about USD 400 million) or 56 RUR (USD 2.1) per ordinary share. The interim dividends were paid in December 2006.

Based on the financial and operating results for the 2006 financial year, the Board of Directors proposed for approval at the Annual General Meeting of Shareholders of MMC Norilsk Nickel to be held on 28 June 2007 dividends for 2006 of 32 billion RUR (about USD 1,250 million) or 176 RUR (USD 6.7) per ordinary share.

Therefore, taking into account dividends already distributed for 9 months of 2006, additional dividends for 2006 will amount to 22 billion RUR (about USD 850 million) or 120 RUR (USD 4.6) per one ordinary share.

CONFERENCE CALL

MMC Norilsk Nickel will hold a conference call devoted to the publication of the Group's IFRS consolidated annual financial statements for 2006 on 8 June 2007 at 5 p.m. Moscow time (9 a.m. New York, 2 p.m. London).

Telephone numbers for access to the conference call are:

+1 (800) 700-7784 (USA)
+1 (651) 291-1246 (other countries)
Access code: 875879

The conference call record will be available during one week afterwards, from 8:30 p.m. Moscow time (12:30 a.m. New York, 5:30 p.m. London) on 8 June 2007 at the following phone numbers:

+1 (800) 475-6701 (USA)
+1 (320) 365-3844 (other countries)
Access code: 875879

For more details, please contact:

Dmitry Usanov
Head of Investor Relations Department
Tel.: +7 495 786 8320
E-mail: usanovda@nornik.ru

NORILSK NICKEL

06.06.2007

Norilsk Nickel Offer for LionOre Receives Approval from the Swiss Competition Commission

Moscow, Russian Federation, and Toronto, Ontario, Canada (June 6, 2007):

OJSC MMC Norilsk Nickel ("Norilsk Nickel" or the "Company") today announced that it has received notice that Norilsk Nickel's proposed acquisition of control of LionOre Mining International Ltd. ("LionOre") (Toronto Stock Exchange and Australian Securities Exchange symbol: "LIM"; London Stock Exchange symbol: "LOR"; Botswana Stock Exchange symbol: "LIONORE") has been approved by the Swiss Competition Commission under the applicable Swiss merger control laws. The Competition Commission, as the body responsible for the control of mergers in Switzerland, concluded that it had no objection under Swiss competition law to Norilsk Nickel's all-cash offer to the shareholders of LionOre and, therefore, Norilsk Nickel's offer is not subject to further competition review in Switzerland.

On May 23, 2007, Norilsk Nickel announced its increased all-cash offer to acquire all of the outstanding common shares of LionOre for aggregate cash consideration of approximately Cdn$6.8 billion. The offer is open for acceptances until 8:00 p.m. (Toronto time) on Monday, June 18, 2007, unless extended or withdrawn.

Full particulars of the offer are set out in the offer and offering circular filed by Norilsk Nickel. These documents are available on the Canadian Securities Administrator's web site at www.sedar.com under LionOre's company profile, and on the Company's web site at www.nornik.ru/en.

About Norilsk Nickel

Norilsk Nickel, a corporation incorporated under the laws of the Russian Federation, is the largest mining and metals company in Russia and is the world's largest producer of nickel and palladium and one of the world's largest producers of platinum and copper. In addition to this, Norilsk Nickel produces a large number of by-products, including cobalt, rhodium, silver, tellurium, selenium, iridium and ruthenium. The Norilsk Nickel group is involved in prospecting, exploration, extraction, beneficiation and metallurgical processing of minerals; and in production, marketing and sales of base and precious metals. The Company is headquartered in Moscow, Russia, with sales and distribution activities managed through its Moscow headquarters and international sales network. Norilsk Nickel's Russian operations include the operations of the Polar Division on the Taimyr Peninsula in the Krasnoyarsk region and the Kola Mining and Metallurgical Company ("KMMC") located on the Kola Peninsula in the Murmansk region. Norilsk Nickel's international operations include Norilsk Nickel Harjavalta Oy, a nickel refinery in Finland, Norilsk Nickel Cawse Pty. Ltd., a mine and high pressure acid leaching ("HPAL") plant in Australia, as well as a 20% shareholding in MPI Nickel Pty. Ltd., which operates the Black/Silver Swan mines and owns the Honeymoon Well project in Australia. The remaining 80% of MPI Nickel Pty. Ltd. is held by a wholly-owned subsidiary of LionOre. Norilsk Nickel also operates a research and development institute, LLC "Gipronickel", located in St Petersburg with branches at the Polar Division and KMMC. Norilsk Nickel is the majority shareholder in Stillwater Mining Company, the largest producer of platinum group metals in North America, whose shares are traded on the New York Stock Exchange.

Norilsk Nickel's shares are listed in Russia on both the Russian Trading System Stock Exchange (GMKN RU) and the Moscow Interbank Currency Exchange (GMKN RM). In 2001 the Company launched a Level-1 ADR program. These ADRs are traded over the counter in the United States (NILSY US); on the International Order Book section of the London Stock Exchange (under the symbol "MNOD LI") and on Freiverkehr, Berlin-Bremen Stock Exchange (under the symbol "NNIA GR").

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE OFFER DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR LIONORE COMMON SHARES. These documents will be available without charge under LionOre's profile on the SEDAR web site at www.sedar.com. Free copies of the documents can also be obtained by directing a request to Georgeson Shareholder Communications Canada Inc., 100 University Avenue, 11th Floor, South Tower, Toronto, ON, Canada, M5J 2Y1, by telephone to 1-866-682-6148 (North American Toll Free) or 1-212-440-9800 - call collect (Overseas), or by email to: inquiries@georgeson.com.

Forward Looking Statements

This press release includes "forward-looking statements" that are subject to a number of risks and uncertainties, many of which are beyond Norilsk Nickel's control, that could cause actual results to differ materially from those set forth in, or implied by such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. Although Norilsk Nickel believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. All forward-looking statements speak only as of the date of this press release and Norilsk Nickel undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. There can be no assurance that any transaction between Norilsk Nickel and LionOre will occur, or will occur on the timetable contemplated hereby.

For a discussion of risks and uncertainties regarding Norilsk Nickel's business, which could cause actual results to differ form those contained in the forward-looking statements contained herein, please refer to the section entitled "Risk Factors" contained in Norilsk Nickel's Annual Report for the fiscal year ended December 31, 2005.

Web site: http://www.nornik.ru/en/

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dmitry Usanov
Head of Investor Relations
Tel: +7 (495) 786 8320
E-mail: usanovda@nornik.ru

For media outside Russia:

Toronto
Lisa Merrithew
Tel: +1 416 645-8204

New York
Sean Healy
Tel: +1 212 453-2438

United Kingdom
David Hart
Tel: +44 (0)20 7395 7131

Mobile: +44 (0) 7951 574 137

South Africa
Elian Wiener
Tel: +27 (0) 21 421 6783
Mobile: +27 (0)82 460 8755

Australia
Belinda Yeats
Tel: +612 8905-6316

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/investor/information_disclosure/

2. Subject matter of the information

Date of the Board of Directors' meeting: ***June 4, 2007;***
Date and No. of the Protocol of the Board of Directors' meeting when a relevant resolution was passed: ***June 4, 2007 № ГМК/21-пр-сд;***

Resolution of the Board of Directors:

Re: Recommendations on the amount of dividend on the shares of MMC Norilsk Nickel for the year 2006.

Resolved:
To recommend to the annual General meeting of the shareholders of MMC Norilsk Nickel to declare the payment of annual dividends on MMC Norilsk Nickel shares for 2006 in the amount of RUB 176 per ordinary share, taking into consideration interim dividends already paid for 9 months of 2006 in the amount of RUB 56 per ordinary share and to make final payment in the amount of RUB 120 per ordinary share.

Head of Investor Relations Department
MMC Norilsk Nickel
(power of attorney № ГМК-115/70-нт of 27.12.2006) ***Usanov D.A.***

June 4, 2007

NORILSK NICKEL

04.06.2007

Norilsk Nickel Offer for LionOre Receives Australian Foreign Investment Review Board Approval

Moscow, Russian Federation, and Toronto, Ontario, Canada (June 4, 2007):

OJSC MMC Norilsk Nickel ("Norilsk Nickel" or the "Company") today announced that it has received notice that Norilsk Nickel's proposed acquisition of control of LionOre Mining International Ltd. ("LionOre") (Toronto Stock Exchange and Australian Securities Exchange symbol: "LIM"; London Stock Exchange symbol: "LOR"; Botswana Stock Exchange symbol: "LIONORE") has been approved by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (the "Act"). The Federal Treasurer as the body responsible for the foreign investment review in Australia concluded that Norilsk Nickel's all-cash offer to the shareholders of LionOre was not contrary to the national interest and, therefore, Norilsk Nickel's offer is not subject to further review under the Act.

On May 23, 2007, Norilsk Nickel announced its increased all-cash offer to acquire all of the outstanding common shares of LionOre for aggregate cash consideration of approximately Cdn$6.8 billion. The offer is open for acceptances until 8:00 p.m. (Toronto time) on Monday, June 18, 2007, unless extended or withdrawn.

Full particulars of the offer are set out in the offer and offering circular filed by Norilsk Nickel. These documents are available on the Canadian Securities Administrator's web site at www.sedar.com under LionOre's company profile, and on the Company's web site at www.nornik.ru/en.

About Norilsk Nickel

Norilsk Nickel, a corporation incorporated under the laws of the Russian Federation, is the largest mining and metals company in Russia and is the world's largest producer of nickel and palladium and one of the world's largest producers of platinum and copper. In addition to this, Norilsk Nickel produces a large number of by-products, including cobalt, rhodium, silver, tellurium, selenium, iridium and ruthenium. The Norilsk Nickel group is involved in prospecting, exploration, extraction, beneficiation and metallurgical processing of minerals; and in production, marketing and sales of base and precious metals. The Company is headquartered in Moscow, Russia, with sales and distribution activities managed through its Moscow headquarters and international sales network. Norilsk Nickel's Russian operations include the operations of the Polar Division on the Taimyr Peninsula in the Krasnoyarsk region and the Kola Mining and Metallurgical Company ("KMMC") located on the Kola Peninsula in the Murmansk region. Norilsk Nickel's international operations include Norilsk Nickel Harjavalta Oy, a nickel refinery in Finland, Norilsk Nickel Cawse Pty. Ltd., a mine and high pressure acid leaching ("HPAL") plant in Australia, as well as a 20% shareholding in MPI Nickel Pty. Ltd., which operates the Black/Silver Swan mines and owns the Honeymoon Well project in Australia. The remaining 80% of MPI Nickel Pty. Ltd. is held by a wholly-owned subsidiary of LionOre. Norilsk Nickel also operates a research and development institute, LLC "Gipronickel", located in St Petersburg with branches at the Polar Division and KMMC. Norilsk Nickel is the majority shareholder in Stillwater Mining Company, the largest producer of platinum group metals in North America, whose shares are traded on the New York Stock Exchange.

Norilsk Nickel's shares are listed in Russia on both the Russian Trading System Stock Exchange (GMKN RU) and the Moscow Interbank Currency Exchange (GMKN RM). In 2001 the Company launched a Level-1 ADR program. These ADRs are traded over the counter in the United States (NILSY US); on the International Order Book section of the London Stock Exchange (under the symbol "MNOD LI") and on Freiverkehr, Berlin-Bremen Stock Exchange (under the symbol "NNIA GR").

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE OFFER DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR LIONORE COMMON SHARES. These documents will be available without charge under LionOre's profile on the SEDAR web site at www.sedar.com. Free copies of the documents can also be obtained by directing a request to Georgeson Shareholder Communications Canada Inc., 100 University Avenue, 11th Floor, South Tower, Toronto, ON, Canada, M5J 2Y1, by telephone to 1-866-682-6148 (North American Toll Free) or 1-212-440-9800 - call collect (Overseas), or by email to: inquiries@georgeson.com.

Forward Looking Statements

This press release includes "forward-looking statements" that are subject to a number of risks and uncertainties, many of which are beyond Norilsk Nickel's control, that could cause actual results to differ materially from those set forth in, or implied by such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. Although Norilsk Nickel believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. All forward-looking statements speak only as of the date of this press release and Norilsk Nickel undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. There can be no assurance that any transaction between Norilsk Nickel and LionOre will occur, or will occur on the timetable contemplated hereby.

For a discussion of risks and uncertainties regarding Norilsk Nickel's business, which could cause actual results to differ form those contained in the forward-looking statements contained herein, please refer to the section entitled "Risk Factors" contained in Norilsk Nickel's Annual Report for the fiscal year ended December 31, 2005.
Web site: http://www.nornik.ru/en/

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dmitry Usanov
Head of Investor Relations
Tel: +7 (495) 786 8320
E-mail: usanovda@nornik.ru

For media outside Russia:

Toronto
Lisa Merrithew
Tel: +1 416 645-8204

New York
Sean Healy
Tel: +1 212 453-2438

United Kingdom
David Hart
Tel: +44 (0)20 7395 7131
Mobile: +44 (0) 7951 574 137

South Africa
Elian Wiener
Tel: +27 (0) 21 421 6783
Mobile: +27 (0)82 460 8755

Australia
Belinda Yeats
Tel: +612 8905-6316

09.06.2007

Norilsk Nickel and Roszheldor signed investment agreement on construction of railroad in Chita

MMC Norilsk Nickel and Federal Railroad Transport Agency (Roszheldor) entered into the investment agreement on construction of Naryn-Lugokan railroad in Chita region. The parties signed the agreement at the 11th International Economic Forum in Saint Petersburg.

The new 375 kilometers long railroad will provide access to Trans-Siberian trunk from major mineral deposits located in the Baikal region including: Bystrinskoye, Kultuminskoye, Lugokanskoye (copper-sulfide deposits), Solonechenskoye (antimony-gold deposit) and Bugdainskoye (gold-molybdenum-porphyrite deposit).

The railroad construction project is administered on the terms of partnership between the state and private investor. Pursuant to Decree of the Russian Government No. 1708 dated November 30, 2006, in 2007-2011 the Russian Investment Fund is to commit 69% of the total cost of construction with the remaining portion of costs to be covered at the expense of MMC Norilsk Nickel. The total amount of estimated railroad construction cost is RUB 51.5 billion (estimated as at January 1, 2006).

General Director of MMC Norilsk Nickel Denis Morozov believes that the joint project Construction of Transport Infrastructure for Development of Mineral Resources in the Southeast of Chita Region to be implemented in cooperation with the Investment Fund of the Russian Federation will provide a spectacular example of the way the state and private businesses benefit from cooperation.

The new railroad track will largely contribute to the development of the entire region through additional tax payments and new workplaces, whereas Norilsk Nickel will be able to advance the development of a group of copper, gold, silver and iron projects licensed to our Company, Mr. Morozov said.

The mineral deposits of the Chita project will provide basis for Norilsk Nickel's plans that involve commissioning of mining and concentration capacities with total output in excess of 35 million tons of ore per year in 2012 - 2015. Lifetimes of deposits, most of which are suitable for open-pit mining, will exceed 30 years.

Calculated cost estimates for construction of mining and concentration facilities include the costs associated with installation of water and air treatment units. Design and construction of all facilities will be based on standards and provisions of the Russian environmental legislation.

END